    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 1997



                                                      REGISTRATION NO. 333-16109


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1



                                       TO


                                   FORM SB-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                    PEACH AUTO PAINTING AND COLLISION, INC.

                 (Name of small business issuer in its charter)

             DELAWARE                           7532                   58-2267932
   (State or other jurisdiction          (Primary Standard          (I.R.S. Employer
of incorporation or organization)            Industrial           Identification No.)
                                        Classification Code
                                              Number)

                       506 45TH STREET                                                 506 45TH STREET
                          SUITE A-2                                                       SUITE A-2
                   COLUMBUS, GEORGIA 31904                                         COLUMBUS, GEORGIA 31904
                        (706) 324-0002                                                  (706) 324-0002
(Address and Telephone Number of Principal Executive Offices)        (Address of Principal Place of Business or Intended
                                                                                 Principal Place of Business)

                            LENWARD C. WILBANKS, JR.
                                506 45TH STREET
                                   SUITE A-2
                            COLUMBUS, GEORGIA 31904
                                 (706) 324-0002

           (Name, Address and Telephone Number of Agent for Service)

                                   COPIES TO:

                    BRAD S. MARKOFF, ESQ.                                          FELICE F. MISCHEL, ESQ.
                 CHARLES R. MONROE, JR., ESQ.                                        THOMAS A. ROSE, ESQ.
             SMITH HELMS MULLISS & MOORE, L.L.P.                            SCHNECK WELTMAN HASHMALL & MISCHEL LLP
                   2800 TWO HANNOVER SQUARE                                      1285 AVENUE OF THE AMERICAS
                RALEIGH, NORTH CAROLINA 27601                                      NEW YORK, NEW YORK 10019
                        (919) 755-8700                                                  (212) 956-1500

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

(A redherring appears on the left-hand side of this page, rotated 90 degrees. Text is as follows:)

THIS PRELIMINARY OFFICIAL STATEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO CHANGE, COMPLETION AND AMENDMENT WITHOUT NOTICE. THE BONDS MAY NOT
BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE OFFICIAL STATEMENT IS DELIVERED IN FINAL FORM. UNDER NO CIRCUMSTANCES SHALL THIS PRELIMINARY OFFICIAL STATEMENT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE BONDS IN ANY
JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.


                  SUBJECT TO COMPLETION, DATED JANUARY 3, 1997

                    PEACH AUTO PAINTING AND COLLISION, INC.

                        1,500,000 SHARES OF COMMON STOCK

    This Prospectus relates to an offering (the "Offering") by Peach Auto Painting and Collision, Inc. (the "Company") of 1,500,000 shares of common stock, par value $.01 per share (the "Common Stock") through Rickel & Associates, Inc. (the "Underwriter"). The Common Stock is being offered at $8.00 per share. The Company has applied for quotation of the Common Stock on the Nasdaq National Market ("Nasdaq") under the trading symbol "PECH."

THE COMMON STOCK OFFERED HEREBY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. ONLY INVESTORS WHO CAN BEAR THE RISK OF LOSS OF THEIR ENTIRE
    INVESTMENT SHOULD INVEST. FOR A DESCRIPTION OF CERTAIN RISKS
       REGARDING AN INVESTMENT IN THE COMPANY AND IMMEDIATE SUBSTANTIAL
                   DILUTION, SEE "RISK FACTORS" (PAGE 5) AND
                             "DILUTION" (PAGE 10).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                        THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                                                        UNDERWRITING
                                                                PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                                 PUBLIC                COMMISSION (1)             COMPANY (2)
Per Share...........................................             $8.00                      $.71                     $7.29
Total (3)...........................................          $12,000,000                $1,065,000               $10,935,000

(1) Does not include additional compensation to the Underwriter consisting of
    (i) a non-accountable expense allowance equal to 3% of the gross proceeds of the Offering, of which $50,000 has been paid by the Company to date, (ii) warrants (the "Underwriter's Warrants") entitling the Underwriter to purchase up to 150,000 shares of the Common Stock, and (iii) $50,000 paid to the Underwriter at the closing of the Offering as compensation under a two-year financial consulting agreement between the Underwriter and the Company. The Company has also agreed to indemnify the Underwriter against certain civil liabilities, including those arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) After deducting discounts and commissions payable to the Underwriter, but before payment of the Underwriter's non-accountable expense allowance ($360,000, or $414,000 if the Underwriter's Over-allotment Option (as defined below) is exercised in full) and the other expenses of the Offering payable by the Company (estimated at $384,182). See "Underwriting."

(3) The Company has granted the Underwriter an option, exercisable for a period of 45 days after the closing of the Offering, to purchase up to an additional 15% of the shares of Common Stock offered hereby, upon the same terms and conditions solely for the purpose of covering over-allotments, if any (the "Underwriter's Over-allotment Option"). If the Underwriter's Over-allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $13,800,000, $1,224,750 and $12,575,250, respectively. See "Underwriting."

                           RICKEL & ASSOCIATES, INC.


               The date of this Prospectus is             , 1997.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that any such market for the Common Stock will develop after the closing of the Offering or that, if developed, it will be sustained. The offering price of the Common Stock was established by negotiation between the Company and the Underwriter and does not necessarily bear any direct relationship to the Company's assets, earnings, book value per share or other generally accepted criteria of value. See "Underwriting."


     The Common Stock is being offered by the Underwriter on a firm commitment basis, subject to prior sale, when, as and if delivered to the Underwriter and subject to certain conditions. Subject to the provisions of the underwriting agreement between the Underwriter and the Company, the Underwriter reserves the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates will be made against payment therefor at the office of the Underwriter, 875 Third Avenue, New
York, New York 10022, on or about             , 1997.


     As of the date of this Prospectus, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, will file reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices: New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies of such material may also be obtained from the Public Reference Section of the Commission at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file such information electronically. It is anticipated that the Company's Common Stock will be quoted on Nasdaq and, in such case, such reports and other information will also be available for inspection at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and such other reports as the Company deems appropriate or as may be required by law.

                               PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) REFLECTS THE FORMATION OF THE COMPANY AND CONSUMMATION OF THE FORMATION TRANSACTIONS (AS DEFINED HEREIN) AS IF SUCH FORMATION AND CONSUMMATION HAD OCCURRED AS OF THE EARLIEST DATE PRESENTED AND
(II) ASSUMES NO EXERCISE OF (A) THE UNDERWRITER'S OVER-ALLOTMENT OPTION, (B) THE UNDERWRITER'S WARRANTS AND (C) OUTSTANDING OPTIONS TO PURCHASE AN AGGREGATE OF 416,000 SHARES OF COMMON STOCK. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" SHALL MEAN PEACH AUTO PAINTING AND COLLISION, INC., THE PREDECESSOR OF PEACH AUTO PAINTING AND COLLISION, INC., AND THE INDIVIDUAL COMPANIES THROUGH WHICH OPERATIONS WERE CONDUCTED PRIOR TO THE FORMATION TRANSACTIONS (AS DEFINED HEREIN).


                                  THE COMPANY

     The Company is a leading regional operator of vehicle paint and collision centers in the southeastern United States. The Company's operations have rapidly grown from a single vehicle paint facility in Warner Robins, Georgia in June 1991 to 52 centers in 11 states. The Company's annual revenue has grown from $9.0 million in 1993 to $22.9 million in 1995, an average net sales growth rate of 60%.

     The Company's paint and collision centers operate under the trade name "Peach Auto Painting and Collision." The Company paints vehicles on a production basis, offering its customers a variety of refinishing and painting options at attractive prices that vary based on the amount of preparation of the vehicle prior to painting, special paint additives, such as clear coats, hardeners and sunscreens, optional services and length of warranty. The Company also performs light and medium body repair services in connection with its refinishing and painting operations. The goal of the Company's paint and collision centers is to provide a quality paint job at a reasonable price. Paint-related services account for approximately 80% of the Company's current revenues, with collision repair services accounting for the remaining revenues.

     The Company has experienced growth by opening new paint and collision centers and acquiring existing competitors' facilities and converting them into Company-owned centers, a strategy the Company intends to continue. The Company believes that its rapid growth rate and success is attributable in large part to the demographic and financial operating model that it applies when considering whether to open a new or acquire an existing paint and collision center. In applying this model, the Company considers (i) the lead time required to open a new center; (ii) the square footage available in a particular facility; (iii) the cost of renovating or building a new facility; (iv) the amount of land required; (v) site demographics; (vi) competition; (vii) the projected break even point; (viii) projected sales growth; and (ix) the availability of qualified management. The Company's successful application of this strategy is evidenced by its ability to generate its substantial growth rate with internal funding from operating income without incurring any significant amount of debt. As of September 30, 1996, the Company had long term debt, notes payable to stockholders, and capital lease obligations of $1.1 million. Although the Company had advances from stockholders of approximately $1.4 million as of September 30, 1996, such advances were necessary primarily because the Company distributed a substantial portion of its available cash to stockholders when its predecessor entities were operating as S corporations.

                                GROWTH STRATEGY

     The Company intends to pursue an aggressive growth strategy both by expanding its existing production paint operations and entering the full service collision market. The Company's expansion strategy with respect to its production paint operations includes both internal revenue and profit growth from existing centers as well as external growth through the opening or acquisition of new centers. The Company's primary strategy for expanding its operations into the full service collision market is to acquire existing operations in geographic markets in which the Company conducts production paint operations. Under the Company's current expansion plans, the Company's goal is to open or acquire 15 to 20 production paint centers and acquire 12 to 18 full service collision repair centers in the 12 months following completion of the Offering. There can be no assurances, however, that the Company will be able to meet this goal.


     The Company believes that certain economic trends are favorably impacting the production paint industry throughout the United States. The average retail selling price of a new vehicle sold by a dealership rose from $7,619 in 1980 to $19,806 in 1994 (Source: U.S. Department of Commerce, Bureau of Economic Analysis), and the percentage of family income spent on a new car has risen from 36% in 1980 to 51% in 1994 (Source: U.S. Department of Commerce, Bureau of Economic Analysis). The increase in vehicle prices has led consumers to drive their vehicles longer: the average age of cars and trucks in the United States in 1994 was 8.4 years, the highest since 1948 (Source:
American Automobile Manufacturers Association). The Company believes that the trend of higher prices and longer life spans for vehicles is leading consumers to seek quality vehicle paint services at reasonable prices. The Company believes these trends present the Company with a strong opportunity to expand its presence in existing markets as well as in other markets in the United States that satisfy the Company's demographic and financial operating model.



     The vehicle paint and collision repair industry in the United States is estimated to exceed $21 billion annually (Source: COLLISION REPAIR INDUSTRY INSIGHT, December 1995), of which the Company estimates the production paint industry comprises approximately 5%. A substantial portion of the remaining industry is comprised of the heavy collision repair market. The production paint and heavy collision repair markets complement one another because of their similarities. The Company's current production paint centers have the capability of performing full service vehicle collision repairs. Likewise, full service collision repair centers generally offer vehicle painting as an incidental but necessary service to their primary business of collision repair. The primary operational differences in the production paint and full service collision repair markets are their customer and marketing focus and the mix of body repair services relative to painting services. The production paint market targets primarily retail customers, while the collision repair market is directed primarily at commercial customers, such as insurance companies, fleet operators, leasing agencies and rental companies. Approximately 20% of revenues of the Company's production paint centers are generated by collision repair services.


     The Company believes that entrance into the full service collision repair market is a logical extension of its existing business. The Company has established a successful track record of operating a chain of production paint centers that provide collision repair services. The Company believes that the experience it has acquired in the production paint market and application of a strict demographic and financial operating model will enable the Company to pursue an aggressive strategy of acquiring established profitable full service collision repair centers and operating them on a large-scale basis. The Company anticipates operating its full service collision repair centers under the trade name "Collins Collision" in a division separate from the Company's production paint centers.

     The Company believes the following factors affecting the collision repair market present the Company with an ideal opportunity to enter the market:


     (Bullet) INDUSTRY CONSOLIDATION PRESSURES. The collision repair industry is highly fragmented, comprised of approximately 48,000 individual paint and body repair facilities (Source: COLLISION REPAIR INDUSTRY INSIGHT, December 1995), and currently is experiencing increased pressures, generated largely by the automobile insurance industry, to control prices. The insurance industry's efforts to control claim costs, insure quality repairs, increase services and standardize claims processing with advanced electronic communications have created consolidation pressures in the industry. Moreover, many insurance companies encourage their customer base to utilize only the services of collision repair centers that are "accredited" by the insurance industry. Small independent operators generally do not have the ability or financial resources to respond successfully to these pressures. The Company believes that it has the operational experience and will have the resources to capitalize on the existing consolidation pressures.


     (Bullet) EXISTING ACQUISITION VALUES. The consolidation pressures in the collision repair industry have led many independent operators to search for a means of either exiting the industry or becoming part of a larger, better capitalized operation. The Company believes that the lack of any dominant multi-location operators in the collision industry has significantly limited the opportunities of independent operators to sell their businesses or to associate with other companies. The Company believes that these factors will provide opportunities to acquire profitable collision repair centers generating high revenue at low multiples of the centers' profits.

     There can be no assurances that the Company will be successful in implementing its growth strategy with respect to either its existing production paint operations or its intended expansion into the full service collision market.

     The Company, which was organized as a Delaware corporation in connection with this Offering, is the successor to a series of corporations through which all of the Company's existing paint and collision operations were conducted prior to the consummation of the Formation Transactions. The Company's principal executive offices are located at 506 45th Street, Suite A-2, Columbus, Georgia 31904, and the telephone number is (706) 324-0002.

                                  THE OFFERING

Securities Offered....................................  1,500,000 shares of Common Stock. See "Description of Securities" and
                                                        "Underwriting."
Offering Price........................................  $8.00 per share of Common Stock.
Common Stock outstanding:
Prior to the Offering.................................  6,818,812 shares of Common Stock
After the Offering (1)................................  8,318,812 shares of Common Stock
Use of Proceeds.......................................  The net proceeds to the Company, aggregating approximately
                                                        $10,140,818, will be used by the Company to repay approximately $1.9 million of debt, to pursue its business strategy of opening new and acquiring existing production paint operations and entering the full service collision repair market, and for working capital and general corporate purposes. See "Use of Proceeds."
Risk Factors..........................................  The Common Stock offered hereby involves a high degree of risk and substantial immediate dilution to new investors. Only investors who can bear the risk of their entire investment should invest. See "Risk
                                                        Factors" and "Dilution."
Proposed Nasdaq Symbol................................  PECH


(1) Includes 1,500,000 shares of Common Stock offered hereby. Excludes (i) 225,000 shares of Common Stock issuable upon exercise of the Underwriter's Over-allotment Option; (ii) 150,000 shares of Common Stock reserved for issuance upon exercise of the Underwriter's Warrants; and (iii) 700,000 shares of Common Stock issuable upon the exercise of stock options that may be granted pursuant to the Company's 1996 Stock Option Plan (the "Plan"), 416,000 of which will be granted as of the closing of the Offering. See "Management -- 1996 Stock Option Plan," "Certain Relationships and Related Transactions," "Description of Securities" and "Underwriting."

                     SUMMARY COMBINED FINANCIAL INFORMATION

     The selected combined operating financial data for each of the three years in the period ended December 31, 1995 and the selected combined balance sheet financial data as of December 31, 1995 and 1994 presented below have been derived from financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The other operating data was derived from unaudited information maintained by the Company. The selected combined operating financial data for the nine months ended September 30, 1995 and 1996 and the selected combined balance sheet financial data as of September 30, 1996 have been derived from unaudited interim combined financial statements of the Company, and reflect, in management's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for these periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the full year. The following data is qualified in its entirety by, and should be read in conjunction with, the other information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

       (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA AMOUNTS)

                                                                                                           NINE MONTHS ENDED
                                                                         YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                                        1993      1994       1995         1995           1996
                                                                                                       (UNAUDITED)    (UNAUDITED)
COMBINED OPERATING FINANCIAL DATA:
Net sales...........................................................   $8,975    $15,555    $22,926      $17,122        $19,493
Cost of sales.......................................................    5,564      9,610     14,510       10,783         12,369
Gross profit........................................................    3,411      5,945      8,416        6,339          7,124
Selling, general and administrative expenses........................    2,887      5,337      6,864        4,982          6,438
Operating income....................................................      524        608      1,552        1,357            686
Other income (expense)..............................................      (42)       (31)         5           (1)            27
Income before income taxes..........................................      482        577      1,557        1,356            713
Income tax expense..................................................       --         39        121          117             76
Net income..........................................................   $  482    $   538    $ 1,436      $ 1,239        $   637
Supplemental pro forma net income per share (1).....................   $ 0.04    $   .05    $  0.14      $  0.12        $  0.06
OTHER OPERATING DATA (UNAUDITED):
Number of shops at period end.......................................       21         34         44           40             52


                                                                                                            SEPTEMBER 30,
                                                                                DECEMBER 31,                    1996
                                                                              1994       1995                (UNAUDITED)
                                                                             ACTUAL     ACTUAL        ACTUAL        AS ADJUSTED(2)
COMBINED BALANCE SHEET DATA:
Working capital (deficit).................................................   $(1,530)   $(1,716)      $(1,722)         $  8,419
Total assets..............................................................     2,437      3,105         3,663            11,482
Current liabilities.......................................................     2,259      2,722         3,162               840
Long-term debt and capital lease obligations, less current portion........       495        420           410               410
Shareholders' (deficit) equity............................................      (316)       (36)           91            10,232



(1) The supplemental pro forma net income per share has been computed as pro forma net income divided by the weighted average number of shares outstanding for each period presented. Pro forma net income has been computed as if the Company had been a C corporation, subject to federal and state income taxes at an estimated effective rate of 40%, for all periods presented. For the nine months ended September 30, 1996 and year ended December 31, 1995, the effect of repayment of debt from the initial public offering proceeds as if the retirement had occurred at the beginning of the respective periods does not substantially change the supplemental pro forma net income per share calculation.



(2) Adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered hereby, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK, INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE RISK FACTORS DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION.

     1. ACQUISITION STRATEGY; RISKS RELATED TO RAPID GROWTH; ABILITY TO SUSTAIN GROWTH. A principal component of the Company's business strategy is to continue its growth by expanding its vehicle production paint operations in geographic markets in which the Company currently operates and to new geographic markets and expanding into the full service collision repair industry by acquiring existing collision repair centers. With respect to the Company's production paint operations, the Company has opened or acquired 52 paint and collision centers since the Company's inception in June 1991. The Company's ability to maintain or exceed its historical rapid growth rate with respect to its production paint operations and successfully expand into the full service collision repair industry will depend in large part upon the Company's ability to successfully execute its existing market growth and new market expansion strategy. The successful execution of these strategies and the Company's financial success will depend upon the Company's ability to (i) identify acceptable acquisition candidates and locations to open new facilities; (ii) consummate the acquisition and opening of such facilities on terms favorable to the Company; (iii) retain and expand the sales and profitability of acquired facilities and successfully initiate and expand the sales and profitability of newly-opened facilities; and (iv) integrate acquired and newly-opened facilities into the Company's financial reporting, data processing and control systems and management structure. The Company's successful expansion into the full service collision repair industry is also heavily dependent upon the Company's ability to successfully apply to such industry the demographic and financial operating model that the Company has successfully applied to the Company's production paint operations. There can be no assurance that the Company will successfully execute its growth and expansion strategy, realize anticipated growth in its production paint operations, or successfully enter the full service vehicle collision repair industry. See "Business -- Growth Strategy."

     The Company believes that the financial success of individual production paint centers and full service collision repair centers is heavily dependent upon the management of each particular facility. The success of the Company's growth strategy with respect to its existing production paint operations and its intended expansion into the full service collision market is, therefore, dependent upon the Company's ability to identify, hire, train and retain management personnel for its individual facilities. Historically the production paint and full service collision repair industries have experienced high employee turnover. The Company intends to address this challenge by compensating the management of its individual facilities at competitive rates, offering attractive benefit packages, hiring management personnel with experience in the Company's industry, and conducting effective and regular training of management personnel. The Company is also exploring the possibility of hiring a specialist to conduct training for the Company on a full-time basis and currently is implementing an electronic management information system to connect individual facilities to the Company's corporate offices. There can be no assurances, however, that the Company will be successful in hiring and retaining qualified management personnel. See "Business -- Growth Strategy" and " -- Management."

     2. COMPETITION. The vehicle production paint industry in the United States is highly fragmented and the cost of entry is relatively low. Although the industry is characterized by a substantial number of independent operators of vehicle repair and paint facilities, the Company's primary competitors in the vehicle production paint industry are Fact-O-Bake, Inc., Econo Auto Painting, Inc., Maaco Enterprises, Inc. and Earl Scheib, Inc. Existing or new competitors may be significantly larger and have greater financial and marketing resources than the Company and may compete with the Company in rendering production painting services in the markets in which the Company currently operates and also in seeking existing facilities to acquire and locations to open new facilities in markets to which the Company desires to expand.

     The full service collision repair industry is also highly fragmented and comprised primarily of independent operators of full service collision repair centers, against which the Company expects to compete and among which the Company anticipates identifying attractive acquisition candidates. The Company also expects its competitors in the full service collision industry to include Caliber Collision Center, Inc., ABRA Automotive Systems, Inc., and CARSTAR Automotive, Inc., all of which are franchised operators of full service collision centers. Although the Company is not aware of any competitor that has undertaken an effort to consolidate this highly fragmented industry by operating company-owned full service collision centers on a large-scale basis, some of the Company's existing competitors in the production paint industry or new competitors, some of whom may be significantly larger and have greater financial resources than the Company, may seek to compete with the Company in acquiring, opening and operating full service collision repair centers on a regional or national basis. See "Business -- Competition."

     3. DEPENDENCE UPON KEY PERSONNEL. The success of the Company will be largely dependent upon the services of Lenward C. Wilbanks, Jr., the President and Chief Executive Officer of the Company. The loss of the services of Mr. Wilbanks would materially and adversely affect the Company's operations. The Company has entered into an employment agreement with Mr. Wilbanks, which includes non-competition provisions. The success of the Company also is dependent upon its ability to hire and retain additional qualified executive and marketing personnel. There can be no assurance that the Company will be able to retain the members of its current management or that it will successfully attract and retain other qualified personnel in the future. See "Management."

     4. DEPENDENCE UPON KEY SUPPLIERS. The Company is dependent upon a small number of key suppliers of its automotive paint and related materials. In the United States, the five primary suppliers of automotive paint are: E. I. Dupont de Nemours & Co., PPG Industries, Inc., BASF, Sherwin-Williams and Sikkens. The Company purchases substantially all of its automotive paint from Sherwin-Williams. As is common in the Company's industry, the Company does not maintain long-term supply contracts with Sherwin-Williams. The Company believes that the suppliers of automotive paint generally compete with each other along product lines and that the products generally are interchangeable. Accordingly, the Company believes that it could establish a relationship with and acquire its automotive paint from another supplier in the event that its relationship with Sherwin-Williams changed. Although the Company considers its relationship with Sherwin-Williams to be excellent, the loss of, or a significant change in, the relationship between the Company and Sherwin-Williams could cause delays or interruptions in delivery of necessary products to the Company's facilities and could have a materially adverse impact on the Company's business and financial results on a short-term basis. In addition, failure or delay by the Company's other suppliers in fulfilling anticipated needs would adversely affect the Company's ability to deliver its services. The Company purchases substantially all of its automotive refinishing materials and supplies from Sherwin-Williams, 3M and American Tape. As such, the loss of these suppliers could have a material adverse effect on the Company. See "Business -- Suppliers."

     5. SEASONALITY AND VARIABILITY OF QUARTERLY RESULTS. The Company's revenues and operating results have historically varied substantially from quarter to quarter due to certain factors, and the Company expects certain of these fluctuations to continue. These factors include the timing and integration of newly-opened or newly-acquired facilities and the seasonal nature of the Company's business. Historically, the Company's sales have slowed in the late fall and winter of each year due largely to inclement weather and the reduced number of business days during the holiday season. Accordingly, the Company's financial performance is generally weaker during the third and fourth quarters relative to the first two quarters of the fiscal year. The Company's revenues and operating results also may vary due to the general economic conditions that affect consumer spending and the timing of supplier price changes. The Company expects its aggressive growth and expansion strategy to contribute to variations in quarterly revenues and operating results. The time when newly-opened or acquired facilities become operational may cause substantial fluctuations of operating results from quarter to quarter and may also have an adverse financial impact on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

     6. COMPLIANCE WITH GOVERNMENT REGULATIONS; ENVIRONMENTAL HAZARDS. The Company is subject to various federal, state and local laws and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health Administration and the United States Environmental Protection Agency (the "EPA"), have jurisdiction over the operations of the Company with respect to matters including worker safety, community and employee "right-to-know" laws, and laws regarding clean air and water. Under various federal, state and local laws, ordinances and regulations, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances.

     The Company has had Phase I environmental assessments conducted at only three of the Company's 52 facilities. These Phase I assessments disclosed one environmental condition that will cost approximately $10,000 to remediate. The costs of this remediation are, however, the responsibility of the lessor of the property. The Company is not aware and has not been notified of any environmental conditions at its other facilities that would subject the Company to environmental remediation liability. The lease agreements between the Company and the lessors of all of the Company's facilities require the Company to pay remediation costs only for those environmental conditions created at such facilities by the Company. The lessors are responsible for remediation of all environmental conditions existing prior to the time that the Company leased such facilities. There can be no assurances, however, that such lessors would have the ability to fully fund any required remediation, in which case the Company could be subject to liability, or that the Company could prove that an environmental condition existing at any Company-leased facility was in existance prior to the time the Company first took possession of such facility.

The Company intends to conduct Phase I environmental assessments in connection with all future acquisitions of production paint centers and full service collision repair centers.

     The Company believes that it currently is in substantial compliance with all applicable environmental laws and regulations, and is not aware of any material environmental problems at any of its current or former facilities. No assurance can be given, however, that the Company's prior activities, or the activities of a prior owner or lessee, have not created a material environmental problem or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in the imposition of material environmental liability upon the Company. Furthermore, compliance with legislative or regulatory changes may cause future increases in the Company's operating costs or otherwise adversely affect operations. Imposition of material environmental liability upon the Company would have a materially adverse impact on the Company's business and financial results. Certain of the Company's products, such as paints and solvents, are highly flammable. Accordingly, the storage and transportation of these materials expose the Company to the inherent risk of fire. See "Business -- Government Regulation."

     7. NEED FOR ADDITIONAL FINANCING. To implement its growth and expansion strategy, the Company expects to incur additional indebtedness or issue additional equity securities in the future. There can be no assurance that such additional capital, if and when required, will be available on terms acceptable to the Company, or available at all. In addition, future issuances of Common Stock, if any, may dilute the present ownership of all stockholders in the Company, including investors purchasing Common Stock in this Offering. Historically, stockholders of the Company have made loans and advances to the Company from time to time to provide it with working capital. The stockholders do not expect to continue to make such loans and advances. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."


     8. CONTROL BY EXISTING STOCKHOLDERS. Immediately following the Offering, Lenward C. Wilbanks, Jr. and eight members of his family will own 6,387,006 shares of Common Stock, or approximately 76.8% of the Company's Common Stock outstanding after the Offering (without giving effect to the possible exercise of the Underwriter's Over-allotment Option, the Underwriter's Warrants, or options granted under the Plan), which, among other things, will allow Mr. Wilbanks and his family to elect the entire class of directors to be elected from time to time. Such concentration of ownership also could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock, and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The ownership of Common Stock of Mr. Wilbanks and four members of his family is set forth under "Principal Stockholders."


     9. NO DIVIDENDS. Payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Common Stock in the foreseeable future. Currently, the Company plans to retain any earnings it receives for development of its business operations. See "Description of Securities -- Dividends."

     10. DILUTION. The offering price per share of the Common Stock offered hereby is $8.00. The net tangible book value per share of Common Stock after completion of the Offering is estimated to be $1.23. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution in the net tangible book value per share of Common Stock. Such dilution is estimated to be $6.77 per share (or approximately 85% of the public offering price). See "Dilution."

     11. ABSENCE OF PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Company's Common Stock. The initial public offering price of the Common Stock was determined by negotiations between the Company and the Underwriter. There can be no assurance that an active trading market for the Common Stock will develop or be sustained after completion of this Offering, or that the market price of the Common Stock will not decline below the initial public offering price. The market price of the Common Stock offered hereby could be subject to significant fluctuations in response to the Company's operating results, the degree of success the Company achieves in implementing its growth and expansion strategy and numerous other factors. In addition, the market for many individual stocks has experienced extreme price and volume fluctuations in recent periods, often as a result of factors unrelated to a company's operations. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock.

     12. SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this Offering, the Company will have 8,318,812 shares of Common Stock outstanding, without giving effect to shares of Common Stock issuable upon exercise of (i) the Underwriter's

Warrants, (ii) the Underwriter's Over-allotment Option, or (iii) options granted under the Plan. Of these 8,318,812 shares, the 1,500,000 shares of Common Stock offered hereby (1,725,000 shares in the event the Underwriter exercises the Over-allotment Option) will be freely tradeable without restriction or further registration under the Securities Act. The remaining 6,818,812 shares are deemed to be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144") and may be publicly sold only if registered under the Securities Act or sold pursuant to an exemption therefrom. In addition, the beneficial owners of all shares of Common Stock outstanding immediately prior to the Offering have agreed with the Underwriter not to offer, sell, contract to sell or otherwise dispose of any of their shares for a period of 18 months after the date of this Prospectus, without the prior written consent of the Underwriter. See "Shares Eligible for Future Sale" and "Underwriting."

     13. BROAD DISCRETION IN APPLICATION OF PROCEEDS BY MANAGEMENT; REPAYMENT OF DEBT. The Company anticipates using approximately $8.2 million (81.0%) of the estimated net proceeds of this Offering to open and acquire production paint centers and acquire full service collision repair centers and for working capital and general corporate purposes. The Company's business plan is subject to change, however, and the Company may find it necessary or advisable to reallocate some of the proceeds or use portions thereof for other purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds. In addition, approximately $1.9 million (19.0%) of the estimated net proceeds of this Offering will be used to repay debt, including the Bridge Financing (as defined herein) and Stockholder Advances (as defined herein), and, accordingly, such funds will not be available to fund future growth. See "Use of Proceeds."

     14. ANTI-TAKEOVER STATUTES. Delaware has enacted legislation that prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or in the prior three years did own) 15% or more of a corporation's voting stock. A "business combination" includes mergers, asset sales and other transactions that result in a financial benefit to the "interested stockholder." See "Description of Securities -- Anti-Takeover Provisions of Delaware Law."

     15. LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS. The Certificate of Incorporation of the Company provides that (i) the Company will indemnify any director, officer, employee or agent of the Company with respect to actions, suits or proceedings relating to the Company and (ii) subject to certain limitations, a director shall not be personally liable for monetary damages for breach of his fiduciary duty. In addition, the Company's Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware Law. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director. The Company also has entered into an indemnification agreement with each of the directors of the Company, which provides that the director is entitled to indemnification to the fullest extent permitted by law. Such indemnification will cover all expenses, liabilities, judgments, penalties, fines and amounts paid in settlement which are incurred or imposed upon the director if the director is a party, threatened to be made a party to any action, suit or proceeding of any kind by reason of the fact that such person served or serves as a director of the Company or served as a director, officer, employee or agent with any other enterprise at the request of the Company. See "Description of Securities -- Limited Liability and Indemnification."

                           THE FORMATION TRANSACTIONS


     Historically, the Company's production paint operations were conducted through separate affiliated corporations and partnerships. As part of the Offering, these separate operations are being consolidated into the Company (the "Formation Transactions") in two stages. In the first stage, the corporations through which all existing production paint operations have been conducted merged into a single corporation. In those transactions (the "Merger Transactions"), 23 corporations (collectively, the "Merging Corporations") merged into Peach Warehouse & Distribution, Inc. ("Peach Warehouse & Distribution"), a Georgia corporation. The Merging Corporations and Peach Warehouse & Distribution collectively were organized in seven different states. In connection with the Merger Transactions, the shares of common stock of each of the Merging Corporations were converted into shares of common stock of Peach Warehouse & Distribution in various ratios depending upon the value assigned to each of the Merging Corporations by management. Following the Merger Transactions, Peach Warehouse & Distribution had 6,818,812 shares of common stock outstanding. The effective date of all of the Merger Transactions was January 1, 1997. The Merger Transactions were effected for the business purpose of consolidating all existing production paint operations into one entity.

     The second step of the Formation Transactions will occur concurrently with the closing of this Offering. In this stage, Peach Warehouse & Distribution will merge (the "Second Merger Transaction") into the Company, which was organized as a Delaware corporation on November 13, 1996. In connection with the Second Merger Transaction, the shares of common stock of Peach Warehouse & Distribution will be converted into shares of Common Stock of the Company on a one-for-one basis and the shares of Peach Warehouse & Distribution will be canceled. The Second Merger Transaction is being effected to enable the Company to operate under favorable corporation and business laws in the state of Delaware. Following the Second Merger Transaction and this Offering, the Company will have a total of 8,318,812 shares of Common Stock outstanding (8,543,812 if the Underwriter exercises the Over-allotment Option). All beneficial owners of shares of Common Stock not issued in this Offering have agreed with the Underwriter not to sell or dispose of their shares for a period of 18 months after the closing of this Offering. Following that period, such owners will generally be able to sell their shares, subject to certain volume limitations and holding period restrictions, in accordance with Rule 144 under the Securities Act. See "Shares Available for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $10,140,818 ($11,781,068 if the Underwriter's Over-allotment Option is exercised in full), after deducting the underwriting discount, expense allowance and compensation under the financial consulting agreement, all of which are payable to the Underwriter, and the estimated offering expenses payable by the Company. The Company expects to use the net proceeds (assuming no exercise of the Underwriter's Over-allotment Option) during the next 12 months as follows:

                                                                                                   APPROXIMATE     APPROXIMATE
                                                                                                     DOLLAR       PERCENTAGE OF
APPLICATION OF PROCEEDS                                                                              AMOUNT       NET PROCEEDS
Repayment of Stockholder Advances (1)...........................................................   $ 1,400,000         13.8%
Repayment of Bridge Financing (2)...............................................................       525,000          5.2
Expansion of existing production paint operations (3)...........................................     1,000,000          9.8
Expansion into full service collision repair market (4).........................................     6,000,000         59.2
Working capital and general corporate purposes..................................................     1,216,000         12.0
  Total.........................................................................................   $10,141,000        100.0%

(1) Lenward C. Wilbanks, Jr., Lisa W. Griffin, Laura W. Rodier, Jeffrey W. Hudson, Dallas R. Barbee and Jan Barbee, all of whom are current stockholders of the Company, made advances to the Company (the "Stockholder Advances"), the aggregate principal amount of which is outstanding as of the date of this Offering is approximately $1.4 million. The Stockholder Advances are payable on demand and do not accrue interest.


(2) Mr. Wilbanks, Sheila Wilbanks Kaylor and F. Yvonne Wilbanks made loans to the Company (the "Bridge Financing"), the aggregate principal amount of which is outstanding as of the date of the Offering is $525,144. The Bridge Financing accrues interest at a per annum rate of 9.5%, which is payable monthly, and is due and payable on the earlier of (i) two years from the date of the Bridge Financing or (ii) completion of an initial public offering yielding net proceeds to the Company of at least $10 million. See "Certain Relationships and Related Transactions."


(3) Amounts will be used primarily to open new and acquire existing production paint centers.

(4) Amounts will be used primarily to acquire existing full service collision repair centers.

     If the Underwriter exercises its Over-allotment Option in full, the Company will realize additional net proceeds of approximately $1,640,250, which amount will be added to the Company's working capital.

     The Company anticipates, based on current proposed plans and assumptions related to its operations, that the proceeds of this Offering will be sufficient to satisfy the Company's contemplated cash requirements for at least 12 months following the consummation of the Offering. In the event the Company's plans change or its assumptions change or prove to be inaccurate or the proceeds of the Offering prove to be insufficient to fund operations (due to unanticipated expenses, delays, problems or otherwise), the Company may find it necessary or advisable to reallocate some of the proceeds within the above-described categories or to use portions thereof for other purposes and could be required to seek additional financing sooner than currently anticipated. Depending on the Company's progress in executing its business plan and the state of the capital markets, the Company may also determine that it is necessary to borrow additional funds or to raise additional equity capital, possibly within the next 12 months, to fund the Company's growth. The Company has no current arrangements with respect to, or sources of, additional financing and there can be no assurance that additional financing will be available to the Company when needed on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail its operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Proceeds not immediately required for the purposes described above will be invested principally in U.S. government securities or short-term certificates of deposit.

                                    DILUTION

     As of September 30, 1996, the Company had a net tangible book value of $91,003, or $.01 per share. After giving effect to the sale of the 1,500,000 shares of Common Stock offered by the Company pursuant to this Prospectus at an initial public offering price of $8.00 per share and the application of the estimated net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value at such date would have been $10.2 million, or $1.23 per share. This represents an immediate increase in net tangible book value of $1.22 per share to the existing stockholders and an immediate dilution of $6.77 per share (or 85% of the public offering price) to purchasers of the Common Stock offered hereby ("New Investors"). If the initial public offering price is higher or lower, the dilution to New Investors will be, respectively, greater or less. The following table illustrates the dilution per share:

Public Offering price (1)............................................................            $8.00
  Net tangible book value per share at September 30, 1996 (2)........................   $ .01
  Increase per share attributable to New Investors...................................   $1.22
Pro forma net tangible book value per share after Offering...........................            $1.23
Dilution per share to New Investors (3)..............................................            $6.77

(1) Before deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

(2) Net tangible book value per share represents the Company's total tangible assets less its total liabilities divided by the number of shares of Common Stock outstanding.

(3) Does not include the effect of (i) the Underwriter's Over-allotment exercise, (ii) the Underwriter's Warrants, or (iii) the Consultant Warrants. The dilution of net tangible book value per share to New Investors assuming the Underwriter's Over-allotment Option is exercised in full would be $6.47 (or 81%).


     The table above assumes no exercise of stock options outstanding as of September 30, 1996. As of such date, there were options outstanding to purchase 416,000 shares of Common Stock, each at an exercise price of $8.00. If all of such options were exercised, as adjusted net tangible book value per share after the Offering would be $1.55 per share and, therefore, would not result in immediate dilution to New Investors. See "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions," "Description of Securities" and "Underwriting."


     The following table sets forth, with respect to existing stockholders and New Investors, a comparison of the number of shares of Common Stock acquired from the Company, the percentage of ownership of such shares, the total consideration paid and the average price paid per share:

                                                                SHARES PURCHASED      TOTAL CONSIDERATION PAID     AVERAGE PRICE
                                                               NUMBER      PERCENT      AMOUNT          PERCENT      PER SHARE
Existing Stockholders......................................   6,818,812        82%    $   --     (1)      --  (1)     -$-   (1)
New Investors..............................................   1,500,000        18%    $12,000,000          100%        $8.00
       Total...............................................   8,318,812       100%    $12,000,000          100%

(1) nominal amount

     The table above assumes no exercise of the Underwriter's Over-allotment Option. If such option is exercised in full, the New Investors will have paid $13,800,000 for 1,725,000 shares of Common Stock, representing approximately 100% of the total consideration for 18% of the total number of shares of Common Stock outstanding. The table above also gives no effect to the exercise of the Underwriter's Warrants and stock options to be outstanding upon consummation of the Offering. Exercise of the Underwriter's Warrants and stock options would not result in further dilution to New Investors in this Offering.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996, as adjusted to give effect to the receipt and anticipated use of the estimated net proceeds of this Offering. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                                                       SEPTEMBER 30, 1996
                                                                                                                  PRO FORMA,
                                                                                                    HISTORICAL    AS ADJUSTED
Debt:
Advances from and notes payable to stockholders..................................................   $1,879,202        --     (1)
Current portion of long-term debt and capital lease obligations..................................      221,096        221,096
Long-term debt and capital lease obligations.....................................................      410,203        410,203
       Total debt................................................................................    2,510,501        631,299
Stockholders' Equity:
Common Stock, $.01 par value;
  20,000,000 authorized;
  8,250,000 issued and
  outstanding on a pro forma basis...............................................................       --             83,188
Additional paid-in capital.......................................................................       --         10,057,630
Retained earnings................................................................................       91,003         91,003
       Total shareholders' equity................................................................       91,003     10,231,821
       Total capitalization......................................................................   $2,601,504    $10,863,120



(1) All advances from and notes payable to stockholders are expected to be retired with a portion of the proceeds of the Offering (see "Use of Proceeds").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995


     Net sales for the nine months ended September 30, 1996 increased $2.4 million, or 13.9%, to $19.5 million from $17.1 million for the same period in 1995. Approximately $1.7 million of this increase was attributable to net sales of eight new operating locations opened during the first nine months of fiscal 1996 with the remainder attributable to increased sales in existing operations. The Company believes that its net sales growth was adversely affected in the 1996 period due to several factors. The Company believes that the harsh winter in the first quarter of 1996 depressed revenues by approximately $1 million. In addition, it is the Company's experience that locations in large metropolitan areas experience revenue growth at a much slower rate than locations in smaller areas. Of the ten locations opened by the Company in fiscal 1995, seven were in large metropolitan areas, while only one of the 14 locations opened in fiscal 1994 was in a large metropolitan area. Consequently, revenue growth in fiscal 1996 from locations opened in 1995 has been much slower than revenue growth in fiscal 1995 from locations opened in fiscal 1994. The Company also experienced lower than normal traffic in most of its locations in the summer of 1996 due to overall industry conditions. The Company has experienced similar events in the past and believes that this was a periodic industry anomaly. The Company experienced normal traffic patterns in most of its locations in the third quarter of 1996.


     Cost of sales for the nine months ended September 30, 1996 increased to $12.4 million (63% of net sales) from $10.8 million (63% of net sales) for the nine months ended September 30, 1995. The increase in cost of sales was the direct result of the increase in net sales for the 1996 period.

     Gross profit for the nine months ended September 30, 1996 increased to $7.1 million, or 37% of net sales, as compared to $6.3 million, or 37% of net sales, for the same period in 1995. The increase in gross profit was the direct result of the higher net sales for the 1995 period. The Company has historically been successful in maintaining gross profit as a percentage of net sales of approximately 37%.


     Selling, general and administrative expenses increased by $1.5 million during the nine months ended September 30, 1996 to $6.4 million (33% of net sales) from $5.0 million (29% of net sales) during the nine months ended September 30, 1995. The increase in selling, general and administrative expenses for the 1996 period reflects increases in selling, general and administrative expenses that the Company normally experiences in connection with new start-up shops opened for less than 12 months. This situation results from the fact that it takes a number of months for sales to ramp-up to expected levels at new locations, while the related expenses of the shops, including rent and advertising, are incurred at full budgeted amounts from the first month. Thus, in most cases, the Company has found it takes an average of 12 months for selling, general and administrative expenses to reach expected levels as a percentage of sales for new shops. Management estimates that this factor accounted for approximately $300,000 or 38% of the 4% increase in selling, general and administrative expenses as a percentage of sales as the Company had 13 new locations that had been in operation for less than 12 months for the nine month period ended September 30, 1996, as compared with seven new start-up locations open for less than 12 months for the nine month period ended September 30, 1995. In addition, the Company incurred expenses of approximately $60,000 related to the new management information system ("MIS") infrastructure necessary for the Company to begin its expansion efforts in both its current production paint division and its newly formed full service collision repair division; and also incurred certain incremental charges in the approximate amount of $175,000 related primarily to this Offering.


     Due to the Company's growth strategy in its production paint division of expanding primarily by opening new locations, the Company experiences an increase in the amount of its selling, general and administrative expenses for each new start-up location during each such location's first 12 months of operation. During this start-up period, the Company estimates that each new location adds an average of approximately $50,000 of additional selling, general and administrative expenses. For the period ended September 30, 1996, the Company had 13 new start-up locations that had been in operation for less than 12 months, as compared with only seven new start-up locations open for less than 12 months for the same period in 1995.

     The Company incurred expenses related to adding new MIS infrastructure in the nine months ended September 30, 1996, which expenses the Company did not incur in the same period in 1995. These expenses included adding seven new administrative personnel at a cost of approximately $50,000 for the period and incurring certain temporary administrative services expenses at a cost of approximately $10,000 for the period. The Company began implementing the new MIS infrastructure to enhance its ability to effectively integrate the new locations that the Company intends to open and acquire after the Offering.

     In the nine months ended September 30, 1996, the Company incurred approximately $175,000 of incremental professional and other expenses related to the Offering. Selling, general and administrative expenses are expected to increase from period to period as a result of continued growth of the Company, including MIS infrastructure and the planned acquisition strategy that the Company intends to pursue in its newly-formed full service collision repair division after the closing of the Offering.

     Depreciation and amortization expenses increased to $301,162 in the nine months ended September 30, 1996 from $293,969 in the nine months ended September 30, 1995. The increase in depreciation and amortization expenses are attributable to an increase in fixed assets related to the expanded operations of the Company during 1996. Depreciation and amortization expenses are expected to increase from period to period as a result of the Company's continued growth activity, including the planned acquisition strategy that the Company intends to pursue in its newly-formed full service collision repair division after the closing of the Offering.

     Interest expense for the nine months ended September 30, 1996 decreased to $9,970 from $15,670 in the nine months ended September 30, 1995. The decrease was attributable to repayment of outstanding principal debt by the Company during the nine months ended September 30, 1995. Interest expense in future periods will depend upon fluctuations in outstanding debt balances and prevailing interest rates. The Company anticipates that interest expense will increase in future periods as a result of debt that may be incurred in connection with the Company's growth strategy, including its acquisition strategy in its newly-formed full service collision repair division.


     During the nine months ended September 30, 1996, the Company operated through 24 corporations, of which 20 were S corporations and four were C corporations. The Company operated through the same number of S and C corporations in the nine months ended September 30, 1995. With respect to the S corporations, income tax liabilities were the responsibility of the Company's shareholders during both 1996 and 1995. With respect to the C corporations, the Company's effective tax rate was 38% in the nine months ended September 30, 1996 and the nine months ended September 30, 1995.


  FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994

     Net sales for the fiscal year ended December 31, 1995 increased $7.4 million, or 47.7%, to $22.9 million from $15.6 million for the same period in 1994. Approximately $2 million of this increase was attributable to net sales of 10 new operating locations opened during fiscal 1995 with the remainder attributable to increased sales in existing operations.

     Cost of sales for the fiscal year ended December 31, 1995 increased to $14.5 million (63% of net sales) from $9.6 million (62% of net sales) for the fiscal year ended December 31, 1994. The increase in cost of sales was the direct result of the increase in net sales for fiscal 1995.

     Gross profit for the fiscal year ended December 31, 1995 increased to $8.4 million, or 37% of net sales, as compared to $5.9 million, or 38% of net sales, for the same period in fiscal 1994. The increase in gross profit was the direct result of the increase in net sales for fiscal 1995.

     Selling, general and administrative expenses increased by $1.5 million during the fiscal year ended December 31, 1995 to $6.9 million (30% of net sales) from $5.3 million (34% of net sales) during the fiscal year ended December 31, 1994. The increase in selling, general and administrative expenses reflects the increase in the costs necessary to support the Company's rapid growth during the period and was primarily the result of the addition of 10 new operating locations during fiscal 1995. The Company did, however, decrease selling, general and administrative expenses as a percentage of net sales, from 34% in fiscal 1994 to 30% in fiscal 1995 even though the Company experienced more than a 47% increase in net sales and a 29% increase in the number of operating locations from fiscal 1994 to fiscal 1995. Selling, general and administrative expenses are expected to increase from period to period as a result of continued growth activity of the Company, including the planned acquisition strategy the Company intends to implement in its newly-formed full service collision repair division after the closing of the Offering.

     Depreciation and amortization expenses increased to $391,959 in the fiscal year ended December 31, 1995 from $306,398 in the fiscal year ended December 31, 1994. The increase in depreciation and amortization expenses are attributable to an increase in fixed assets related to the expanded operations of the Company during fiscal 1995. Depreciation and amortization expenses are expected to increase from period to period as a result of continued growth activity of the Company, including the planned acquisition strategy the Company intends to implement in its newly-formed full service collision repair division after the closing of the Offering.

     Interest expense for the fiscal year ended December 31, 1995 decreased to $29,218 from $40,759 in the fiscal year ended December 31, 1994. The decrease was attributable to repayment of outstanding principal debt by the Company during fiscal 1995. Interest expense in future periods will be dependent upon fluctuations in outstanding debt balances and prevailing interest rates. The Company anticipates that interest expense will increase in future periods as a result of debt that may be incurred in connection with the Company's growth strategy, including its acquisition strategy in its newly-formed full service collision repair division.


     During the fiscal year ended December 31, 1995, the Company operated through 24 corporations, of which 20 were S corporations and four were C corporations, as compared to the fiscal year ended December 31, 1994, in which the Company operated through two partnerships and 21 corporations, of which 16 were S corporations and five were C corporations. With respect to the S corporations, income tax liabilities were the responsibility of the Company's shareholders during fiscal 1995 and fiscal 1994. With respect to the partnerships, income tax liabilities were the responsibility of the partners during fiscal 1994. With respect to the C corporations, the Company's effective tax rate was 38% in fiscal 1995 and 30% in fiscal 1994. The Company utilized $273,000 in tax loss carryforwards for the fiscal year ended December 31, 1995 as compared to $137,594 in tax loss carryforwards utilized for the fiscal year ended December 31, 1994. At December 31, 1995 the Company had net operating loss carryforwards of $40,000 for income tax purposes, which expire at various times through 2008. The Company's S corporation status will terminate on consummation of the Formation Transactions.


  FISCAL YEAR ENDED DECEMBER 31, 1994 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1993

     Net sales for the fiscal year ended December 31, 1994 increased $6.6 million, or 74%, to $15.6 million from $9.0 million for the same period in 1993. Approximately $3.8 million of this increase was attributable to net sales of 14 new operating locations opened during fiscal 1994 with the remainder attributable to increased sales in existing operations.

     Cost of sales for the fiscal year ended December 31, 1994 increased to $9.6 million (62% of net sales) from $5.6 million (62% of net sales) for the fiscal year ended December 31, 1993. The increase in cost of sales was the direct result of the increase in net sales for fiscal 1994.

     Gross profit for the fiscal year ended December 31, 1994 increased to $5.9 million, or 38% of net sales, as compared to $3.4 million, or 38% of net sales, for the same period in fiscal 1993. The increase in gross profit was the direct result of the increase in net sales for fiscal 1994.

     Selling, general and administrative expenses increased by $2.4 million during the fiscal year ended December 31, 1994 to $5.3 million (34% of net sales) from $2.9 million (32% of net sales) during the fiscal year ended December 31, 1993. The increase in selling, general and administrative expenses reflects the increase in costs necessary to support the Company's rapid growth during the period and was primarily the result of the addition of 14 new operating locations during fiscal 1994. Selling, general and administrative expenses are expected to increase from period to period as a result of continued growth activity of the Company, including the planned acquisition strategy the Company intends to implement in its newly-formed full service collision repair division after the closing of the Offering.

     Depreciation and amortization expenses increased to $306,398 in the fiscal year ended December 31, 1994 from $119,902 in the fiscal year ended December 31, 1993. The increase in depreciation and amortization expenses are attributable to an increase in fixed assets related to the expanded operations of the Company during fiscal 1994. Depreciation and amortization expenses are expected to increase from period to period as a result of continued growth activity of the Company, including the planned acquisition strategy the Company intends to implement in its newly-formed full service collision repair division after the closing of the Offering.

     Interest expense for the fiscal year ended December 31, 1994 decreased to $40,759 from $41,873 in the fiscal year ended December 31, 1993. The decrease was attributable to repayment of outstanding principal debt by the Company during fiscal 1994. Interest expense in future periods will be dependent upon fluctuations in outstanding debt balances and prevailing interest rates. The Company anticipates that interest expense will increase in future periods as a result of debt that may be incurred in connection with the Company's continued growth strategy, including its acquisition strategy in its newly-formed full service collision repair division.


     During the fiscal year ended December 31, 1994, the Company operated through two partnerships and 21 corporations, of which 16 were S corporations and five were C corporations, as compared to the fiscal year ended December 31, 1993, in which the Company operated through 17 corporations, of which 13 were S corporations and four were C corporations. With respect to the S corporations, income tax liabilities were the responsibility of the Company's stockholders during fiscal 1994 and fiscal 1993. With respect to the partnerships, income tax liabilities were the responsibility of the partners during fiscal 1994. With respect to the C corporations, the Company's effective tax rate increased to 30% in fiscal 1994 from 0% in fiscal 1993 primarily due to the C corporations yielding income for the first time. The Company utilized $137,594 in tax loss carryforwards for the fiscal year ended December 31, 1994 as compared to $0 in tax loss carryforwards utilized for the fiscal year ended December 31, 1993. At December 31, 1994 the Company had net operating loss carryforwards of $313,000 for income tax purposes, which expire at various times through 2008. The Company's S corporation status will terminate upon consummation of the Formation Transactions.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its activities to date through cash flows from operations, borrowings from its majority shareholders, operating equipment leases and seller provided financing related to certain of its acquisitions. The Company's primary long-term capital needs are for opening and acquiring new production paint and full service collision centers. The Company expects to fund such needs through cash flows from operations, operating equipment leases, seller provided financing related to its future acquisitions, the net proceeds from this Offering and possibly borrowings under credit facilities that have not yet been established.


     Net cash provided by operating activities was $2.0 million during fiscal 1995 as compared to $1.0 million for fiscal 1994. Net cash used in investing activities was $631,908 in fiscal 1995 compared to $810,015 for fiscal 1994, comprised primarily of purchases of capital equipment, furniture and fixtures required by the Company to open 10 new facilities in fiscal 1995 and 14 new facilities in fiscal 1994.



     Net cash provided by operating activities was $766,094 during the nine months ended September 30, 1996 as compared to $1.8 million for the same period in 1995. Net cash used in investing activities was $424,465 in the nine month period ended September 30, 1996 as compared to $452,895 for the same period in 1995, comprised primarily of purchases of capital equipment, furniture and fixtures required by the Company to open eight new facilities in the nine months ended September 30, 1996 and seven new facilities in the same period in 1995.


     The Company's capital expenditures in 1996 will continue to focus on opening new facilities, acquiring existing operations and implementing the Company's new electronic management information system. The Company estimates that the total cash required to open a new production paint facility, including fixtures and equipment, leasehold improvements and inventory ranges between $75,000 and $100,000 per location. The Company estimates that the total purchase price for each full service collision center to be acquired pursuant to the Company's acquisition strategy for its new full service collision repair division will be between $400,000 and $600,000. The Company currently intends to fund each purchase with a combination of cash and seller provided financing with total cash required for each acquisition to equal 25% to 50% of the total purchase price. The Company may, however, utilize a greater or lesser percentage of cash for each acquisition on a case-by-case basis. The Company's MIS will be implemented in each of the Company's current locations at an estimated aggregate cost of approximately $250,000.

     The Company receives payment for its services from its retail customers upon delivery of their vehicles and does not extend credit to its retail customers, which represent approximately 90% of the Company's net sales. The Company bills its commercial customers upon delivery of their vehicles and receives payment within 30 days, which represents approximately 15% to 25% of the Company's net sales. The average commercial customer days' sales outstanding for accounts receivable at September 30, 1996 of approximately 30 days did not vary significantly from the average days' sales outstanding for commercial customers of approximately 30 days at September 30, 1995.

     The Company maintains a small amount of inventories, comprised primarily of supplies and materials at each of its facilities. At September 30, 1996, inventories for 52 facilities were $147,672 compared to inventories for the fiscal year ended December 31, 1995 for 44 facilities of $129,972.

     The Company's policy has historically been to pay its suppliers upon delivery. Accordingly, the Company maintains low levels of trade accounts payable, with such amount being $221,178 for the fiscal year ended December 31, 1995 and $291,511 for the nine months ended September 30, 1996.

     The Company intends to use part of the net proceeds of this Offering to repay approximately $1.4 million of Shareholder Advances and $525,144 of Bridge Financing. See "Use of Proceeds" and "Certain Relationships and Related Transactions."

     Management of the Company presently believes that cash flow from operations, the net proceeds from this Offering and its anticipated borrowing capacity after completion of the Offering will be sufficient to support its operations and general business and capital liquidity requirements for the next 12 months. To finance future acquisitions, the Company expects to utilize its net proceeds from this Offering, its cash flow from operations and its borrowing capacity. Depending upon market conditions, the Company may also incur additional indebtedness or issue additional equity securities. There can be no assurance that such additional capital, if and when required, will be available on terms acceptable to the Company, or at all. See "Risk Factors -- Need for Additional Financing."

SEASONALITY

     The Company's business is somewhat subject to seasonal influences, with a larger portion of sales realized during the spring and summer (second and third quarters) of each fiscal year due primarily to weather conditions being generally more favorable in these periods. Adverse weather conditions, however, such as snow, ice and hail, during the winter (late fourth and first quarters) of each fiscal year can positively affect the Company's sales due to the increased incidences of vehicular damage that occur during such adverse weather conditions.

INFLATION

     The Company believes that, to date, inflation has not had a material adverse effect on its business. In recent years, however, automotive paint prices have generally risen at rates in excess of the overall inflation rate due, in part, to the changing paint formulations and related costs incurred by the Company's paint supplier to comply with environmental regulations. Historically, the Company has been successful in passing most, if not all, of such increases on to the customer.

                                    BUSINESS

GENERAL

     The Company is a leading regional operator of vehicle paint and collision centers in the southeastern United States. The Company's operations have rapidly grown from a single vehicle paint facility in Warner Robins, Georgia in June 1991 to 52 centers in 11 states. The Company's annual revenue has grown from $9.0 million in 1993 to $22.9 million in 1995, an average net sales growth rate of 60%.

     The Company's paint and collision centers operate under the trade name "Peach Auto Painting and Collision." The Company paints vehicles on a production basis, offering its customers a variety of refinishing and painting options at attractive prices that vary based on the amount of preparation of the vehicle prior to painting, special paint additives, such as clear coats, hardeners and sunscreens, optional services and length of warranty. The Company also performs light and medium body repair services in connection with its refinishing and painting operations. The goal of the Company's paint and collision centers is to provide a quality paint job at a reasonable price. Paint-related services account for approximately 80% of the Company's current revenues, with collision repair services accounting for the remaining revenues.

     The Company has experienced growth by opening new paint and collision centers and acquiring existing competitors' facilities and converting them into Company-owned centers, a strategy the Company intends to continue. The Company believes that its rapid growth rate and success is attributable in large part to the demographic and financial operating model that it applies when considering whether to open a new or acquire an existing paint and collision center. In applying this model, the Company considers (i) the lead time required to open a new center; (ii) the square footage available in a particular facility; (iii) the cost of renovating or building a new facility; (iv) the amount of land required; (v) site demographics; (vi) competition; (vii) the projected break even point; (viii) projected sales growth; and (ix) the availability of qualified management. The Company's successful application of this strategy is evidenced by its ability to generate its substantial growth rate with internal funding from operating income without incurring any significant amount of debt. As of September 30, 1996, the Company had long term debt, notes payable to stockholders, and capital lease obligations of $1.1 million. Although the Company had advances from stockholders of approximately $1.4 million as of September 30, 1996, such advances were necessary primarily because the Company distributed a substantial portion of its available cash to stockholders when its predecessor entities were operating as S corporations.

     The Company, which was organized as a Delaware corporation in connection with this Offering, is the successor to a series of corporations through which all of the Company's existing paint and collision operations were conducted prior to the consummation of the Formation Transactions.

GROWTH STRATEGY

     The Company intends to pursue an aggressive growth strategy both by expanding its existing production paint operations and entering the full service collision market. The Company's expansion strategy with respect to its production paint operations includes both internal revenue and profit growth from existing centers as well as external growth through the opening or acquisition of new centers. The Company's primary strategy for expanding its operations into the full service collision market is to acquire existing operations in geographic markets in which the Company conducts production paint operations. Under the Company's current expansion plans, the Company's goal is to open or acquire 15 to 20 production paint centers and acquire 12 to 18 full service collision repair centers in the 12 months following completion of the Offering. There can be no assurances, however, that the Company will be able to meet this goal.

  EXISTING PAINT AND COLLISION OPERATIONS

     The Company intends to expand its existing paint and collision operations by pursuing both an internal and external growth strategy.

     Internal Growth. The Company's internal growth strategy with respect to its production paint operations includes:

     (Bullet) INCREASING REVENUES. Revenues at the Company's paint and collision centers tend to increase rapidly as such centers mature. Based on the Company's historical experience, its centers typically reach maturity in terms of sales three years after opening, at which time revenues generally stabilize. The average annual revenues of centers that have been in operation for more than three years are $625,000, while the average annual revenues of centers in their first, second and third years of operations are $500,000, $550,000 and $600,000, respectively. As of the date of this Offering, only 16 of the Company's paint and collision centers have been in operation for more than three years. While only four of the centers are expected to reach maturity in the next 12 months, 18 centers are expected to reach maturity in the next

              24 months and 28 in the next 36 months. There can be no assurances, however, that the Company will achieve anticipated results.

     (Bullet) INCREASING PROFIT MARGINS. In addition to increasing revenues, management expects the Company's paint and collision centers to experience improved profit margins as the centers reach maturity. This increase is a result of improved operating performance and efficiencies as a center matures, as well as the recognition of economies of scale from fixed operating costs. The Company also anticipates that its profit margins will improve as the concentration of centers in certain geographic markets increases, since certain costs, particularly advertising expenses, will be shared by an increasing number of centers, providing the opportunity to better leverage these expenses. The average profit margin of centers that have been in operation for more than three years is 14%, while the average profit margins of centers in their first, second and third years of operations are 7%, 9% and 12%, respectively. There can be no assurances, however, that the Company will achieve anticipated results.

     External Growth. The Company believes that certain economic trends are favorably impacting the production paint industry throughout the United States. The average retail selling price of a new vehicle sold by a dealership rose from $7,619 in 1980 to $19,806 in 1994 (Source: U.S. Department of Commerce, Bureau of Economic Analysis), and the percentage of family income spent on a new car has risen from 36% in 1980 to 51% in 1994 (Source: U.S. Department of Commerce, Bureau of Economic Analysis). The increase in vehicle prices has led consumers to drive their vehicles longer: the average age of cars and trucks in the United States in 1994 was 8.4 years, the highest since 1948 (Source: American Automobile Manufacturers Association). The Company believes that the trend of higher prices and longer life spans for vehicles is leading consumers to seek quality vehicle paint services at reasonable prices. The Company believes these trends present the Company with a strong opportunity to expand its presence in existing markets as well as in other markets in the United States that satisfy the Company's demographic and financial operating model. The Company's strategy for external growth includes:

     (Bullet) CONCENTRATING FACILITIES WITHIN LIMITED GEOGRAPHIC MARKETS.
              Although the Company currently operates 52 paint and collision centers located primarily in the southeastern United States, the Company has not yet achieved the optimum scale of operations in certain metropolitan areas to fully realize the economies of scale generated by operating more centers in a single geographic market. The Company, therefore, intends to increase the concentration of its paint and collision centers in certain of the geographic markets in which the Company now operates. As the Company increases its concentration of facilities in these markets, management expects the Company's profit margins in these markets to improve as a greater number of facilities are in place to better leverage local marketing and advertising expenses.

     (Bullet) EXPANDING THROUGHOUT THE SOUTHEAST. Primarily all of the Company's existing paint and collision centers are located in the southeastern United States, and the Company believes that this region continues to present attractive opportunities to expand the Company's production paint operations. In addition to increasing the concentration of facilities in certain markets in the Southeast, the Company also intends to expand to certain other markets in that region with strong economic trends, such as Florida and Texas. The Company currently operates only five paint and collision centers in Florida and seven centers in Texas. The proceeds from this Offering will provide the Company with the capital resources to expand its paint and collision operations to attractive markets in the Southeast.

     (Bullet) EXPANDING TO NEW GEOGRAPHIC REGIONS. While the Company has historically operated primarily in the southeastern United States, management believes that certain other geographic regions offer attractive growth opportunities. The Company's present intention is to establish a stronger presence in the Mid-Atlantic region and expand into the Midwest, including Cincinnati, Indianapolis and St. Louis, the Southwest, including New Mexico and Arizona, and the Inner Mountain West, including Denver. Management believes that these markets have demographic and economic characteristics similar to those of the Company's current markets.

     Competitive Advantages. The Company believes that certain competitive factors will enhance its ability to successfully implement its growth strategies.

     (Bullet) COMPANY-OWNED CENTERS. The Company has direct ownership of its centers. As such, the interests of the Company are directly aligned with the local operators of the centers. Direct ownership also enables the Company to exercise a high level of control over the management and operation of the centers, including the hiring of employees, the enforcement of cost controls, operational procedures and quality assurance. Direct ownership also enables the Company to offer competitive prices and recognize higher margins since no licensing, franchise, administrative, purchasing or other fees are being paid to third parties.

     (Bullet) EXPERIENCED MANAGEMENT. The Company's senior management has more than 55 years of combined experience in the production paint industry and the acquisition and operation of multiple locations.

     (Bullet) OPERATING EFFICIENCIES. The proceeds of the Offering will enhance the Company's ability to increase the number of its centers in multiple locations, thereby enabling the Company to take advantage of (i) economies of scale in the purchasing of supplies and (ii) increasing profit margins resulting from increasing revenues without a proportional increase in expenses due to certain fixed costs associated with operating the centers.

     (Bullet) RETENTION OF EMPLOYEES. The operation of a production paint center requires skilled labor. Historically, production paint businesses have had difficulty retaining qualified employees. As a public company, the Company will be able to offer employee benefits not traditionally found in the industry, including stock option and ownership programs. The Company believes these competitive benefit plans will enable it to retain a higher percentage of its employees, thereby reducing costs associated with hiring and training new employees.

  BUSINESS LINE EXPANSION


     The vehicle paint and collision repair industry in the United States is estimated to exceed $21 billion annually (Source: COLLISION REPAIR INDUSTRY INSIGHT, December 1995), of which the Company estimates the production paint industry comprises approximately 5%. A substantial portion of the remaining industry is comprised of the heavy collision repair market. The production paint and heavy collision repair markets complement one another because of their similarities. The Company's current production paint centers have the capability of performing full service vehicle collision repairs. Likewise, full service collision repair centers generally offer vehicle painting as an incidental but necessary service to their primary business of collision repair. The primary operational differences in the production paint and full service collision repair markets are their customer and marketing focus and the mix of body repair services relative to painting services. The production paint market targets primarily retail customers, while the collision repair market is directed primarily at commercial customers, such as insurance companies, fleet operators, leasing agencies and rental companies. Approximately 20% of revenues of the Company's production paint centers are generated by collision repair services.


     The Company believes that entrance into the full service collision repair market is a logical extension of its existing business. The Company has established a successful track record of operating a chain of production paint centers that provide collision repair services. The Company believes that the experience it has acquired in the production paint market and application of a strict demographic and financial operating model will enable the Company to pursue an aggressive strategy of acquiring established profitable full service collision repair centers and operating them on a large-scale basis. The Company anticipates operating its full service collision repair centers under the trade name "Collins Collision" in a division separate from the Company's production paint centers.

     The Company believes the following factors affecting the collision repair market present the Company with an ideal opportunity to enter the market:


     (Bullet) Industry consolidation pressures. The collision repair industry is highly fragmented, comprised of approximately 48,000 individual paint and body repair facilities (Source: COLLISION REPAIR INDUSTRY INSIGHT, December 1995), and currently is experiencing increased pressures, generated largely by the automobile insurance industry, to control prices. The insurance industry's efforts to control claim costs, insure quality repairs, increase services and standardize claims processing with advanced electronic communications have created consolidation pressures in the industry. Moreover, many insurance companies encourage their customer base to utilize only the services of collision repair centers that are "accredited" by the insurance industry. Small independent operators generally do not have the ability or financial resources to respond successfully to these pressures. The Company believes that it has the operational experience and will have the resources to capitalize on the existing consolidation pressures.


     (Bullet) Existing acquisition values. The consolidation pressures in the collision repair industry have led many independent operators to search for a means of either exiting the industry or becoming part of a larger, better capitalized operation. The Company believes that the lack of any dominant multi-location operators in the collision industry has significantly limited the opportunities of independent operators to sell their businesses or to associate with other companies. The Company believes that these factors will provide opportunities to acquire profitable collision repair centers generating high revenue at low multiples of the centers' profits.

     Competitive Advantages. The Company believes certain factors will give the Company a competitive advantage over other operators in the collision repair industry.

     (Bullet) INDUSTRY EXPERIENCE. The Company has established a successful track record of operating a chain of production paint centers that already provide collision repair services. The Company believes that this experience greatly enhances the Company's ability to successfully operate a chain of full service collision repair centers, which are operationally similar to production paint centers.

     (Bullet) ECONOMIES OF SCALE. The Company's ability to purchase parts and supplies for multiple locations will enable the Company to take advantage of economies of scale, volume discounts and rebates that generally are unavailable to independent operators. Management believes that it will be able to purchase supplies at prices less than those paid by independent operators.

     (Bullet) INSURANCE INDUSTRY RELATIONSHIP. Many independent operators are currently resisting the cost control pressures of the insurance industry. The Company intends to establish a close working relationship with the insurance industry by having all of its collision repair facilities certified for participation in the industry's designated repair programs, and among other things, installing electronic estimating and insurance claim processing systems in each of its collision repair facilities. The Company's goal is to establish a relationship with individual insurers whereby such insurers will choose to refer their insureds, on a large-scale basis, to the Company's collision centers.

     (Bullet) MARKETING STRATEGIES. The Company believes that it can target insurance companies, fleet operators, leasing agencies and rental companies more effectively than smaller operators as a result of the Company's ability to render higher quality services at more competitive rates than smaller operators. The Company also intends to utilize its contacts with fleet operators, leasing agencies, and rental companies that it has developed through its production paint operations.

     (Bullet) AUTOMOBILE DEALERSHIP RELATIONSHIPS. Automobile dealerships typically maintain body shops for the convenience of their customers. Management believes that these shops frequently operate at a loss or with small profit margins and, as a result, many dealerships may consider out-sourcing their body repair work to an established and reputable chain of collision repair centers, such as the Company intends to develop. The Company, therefore, intends to pursue working relationships with selected automobile dealerships.

     Market Entry Strategy. To implement its strategy to expand into the collision repair market, the Company intends to undertake the following steps:

     (Bullet) DEVELOP OPERATING MODEL. The Company intends to apply to the collision repair market the demographic and financial modeling techniques that it has successfully applied to the production paint industry. The Company will, however, incorporate into its model several elements that are specific to the collision repair industry, including electronic estimating and insurance claim processing, compliance with established insurance claim payment criteria, and member participation in automobile insurance company preferred provider and designated repair programs.

     (Bullet) ESTABLISH TEST MARKET. The Company will initially test its model for operating full service collision centers in twelve to eighteen facilities, which the Company anticipates will be located in markets in which the Company has existing production paint centers. This limited operation will enable the Company to refine its operating model.

     (Bullet) EXPAND OPERATIONS. If the Company is successful in operating full service collision centers on a limited basis, the Company intends to first expand its collision centers regionally in the southeastern United States. After establishing a strong presence in the southeastern United States, the Company intends to expand to other geographic markets that satisfy the Company's demographic and financial operating model. Initially, the Company intends to establish collision centers through the acquisition of existing operations, which will be converted to the Company's full service collision operating model and trade name. To the extent that the Company is unable to identify suitable acquisition candidates in attractive markets, the Company will open new full service collision centers.

     There can be no assurances that the Company will be successful in implementing its growth strategy with respect to either its existing production paint operations or its intended expansion into the full service collision market.

PRODUCTS AND SERVICES

     The Company's existing centers paint vehicles on a production basis. When a vehicle enters the paint and collision center, any required body work, including removal of dents and rust and replacement of parts, is performed first. The vehicle then enters the sanding area, where certain accessories are removed, and the vehicle is sanded to remove most chips, scratches, surface rust and oxidized paint, the extent of which depends upon the paint package selected. The sander scuffs the entire vehicle and spot primes it if such service is necessary and included in the package selected. Each vehicle is then air-blown using a high pressure air hose to remove excess dust and particles, after which the exposed chrome and glass areas are masked. Each vehicle is inspected by a manager or assistant manager before it is turned over to a painter. The painter moves the vehicle into an environmentally controlled paint booth, air-blows it again, hand wipes the entire surface with a tack rag to remove all excess dust and then applies a sealer, which serves as a bonding agent, with a high volume low pressure paint gun. The painter then applies generally two or three coats of paint to the vehicle, the last of which can be either a full clear coat or a clear coat integrated with automotive paint, depending upon the paint package selected.

     The Company's paint booths are comprised primarily of the side downdraft variety. Side downdraft booths are pressurized, thereby limiting the amount of dust and particles that can enter the booth and compromise the quality of the paint finish on the vehicle. Side downdraft booths use an air make-up unit that draws air from outside the chamber into the top of the booth before an exhaust unit expels the air. The side downdraft booth also serves as a drying chamber. After a vehicle is painted, the heating unit is activated, which raises the temperature in the booth by approximately 70(degree) to a temperature ranging from 110(degree) to 140(degree) . This curing process takes approximately 20 to 30 minutes per vehicle. The vehicle is then detailed, which involves removing over spray, reinstalling accessories removed during the painting process and dressing the tires.

     The Company offers five separate paint packages, which generally range in price from approximately $170 to approximately $700, excluding any body repair work or additional preparation. The average ticket price per vehicle serviced by the Company ranges from $400 to $450. The Company provides a limited warranty of the workmanship and materials on all paint jobs performed by the Company for periods ranging from three months to three years, depending upon the service package selected by the customer. Historically, fewer than 5% of all cars serviced by the Company require warranty reservicing. Most of the Company's sales take place in either cash or credit cards, although the Company does accept personal checks on a case-by-case basis. The Company does not offer credit terms for its retail sales, but offers limited credit terms for certain of its commercial accounts. Each of the Company's paint and collision centers offers free estimates for paint and body repair services.

     The Company constantly reviews new products and techniques developed by its suppliers and others in the Company's and related industries for their applicability to the Company's operations.

OPERATIONS

     The Company's prototypical production paint and collision center is a single building with paint and repair facilities and office space plus exterior parking and vehicle storage space. Each center has approximately nine to twelve employees, which include a manager, an assistant manager, one painter, two collision repair employees, one employee rendering vehicle detail services and two or three employees to prepare vehicles for painting. Each paint and collision center operates from 8:00 a.m. to 6:00 p.m. Monday through Friday and 9:00 a.m. to 12:00 p.m. on Saturday. On average, each of the Company's paint and collision centers perform painting or collision repair services on 25 to 30 cars per week. Commercial customers (for example, used car dealers) account for approximately 15% to 25% of the Company's business, and approximately 15% to 25% of the Company's business is provided by repeat customers. The average turn around time for the Company to service a car is four days.

     The lead time to open a new paint and collision center is typically three to four months if the Company renovates an existing building and nine months to two years if the Company enters into a build-to-suit lease arrangement. A new center requires approximately three-quarters of an acre of land, and the physical facility consists of approximately 6,000 square feet with 400 to 600 square feet of office space and the remainder comprised of work and storage areas. In accordance with the Company's financial operating model, the Company strives to limit renovation expenses to approximately $10,000 when the Company leases an existing building. Renovation expenses can, however, range as high as $25,000 to $35,000, depending upon whether or not the Company negotiates favorable lease terms. In connection with opening new paint and collision centers, the Company generally makes expenditures of less than $100,000, which include paint and supply inventories, renovation expenses, fixtures, equipment, advertising, employee training, signs and pre-opening expenses. When the Company enters into a build-to-suit lease agreement, the Company typically guarantees the real estate developer a certain rate of return on the costs incurred to develop the property. Although the developer incurs the development costs, the Company controls the amount of such costs, which vary by location. The development costs of the Company's three most recent built-to-suit facilities have averaged approximately $165,000 plus land cost and applicable commissions. Land costs can range from $100,000 to $250,000 per location.

     In choosing the location of a new paint and collision center, the Company conducts a detailed demographic study. The ideal location has high traffic, good visibility and favorable demographics located in high density commercial areas with easy accessibility. The existence of competitors in a prospective market is an insignificant factor in the Company's site selection process unless the site is located near three or more competitors. Although, new paint and collision centers opened by the Company in accordance with the Company's financial operating model usually reach a break even point in terms of profitability within six to nine months, variables beyond the Company's control, such as the costs to market a new location in a certain geographic area, sometimes extend the time required for a new center to reach the break even point. The Company's new paint and collision centers usually experience sales growth for three to four years before same store sales stabilize.

     The Company currently operates 52 production paint centers in eleven states as follows:

Alabama.....................................................             5
Florida.....................................................             5
Georgia.....................................................            10
Louisiana...................................................             1
Mississippi.................................................             1
North Carolina..............................................             9
Oklahoma....................................................             4
South Carolina..............................................             4
Tennesee....................................................             4
Texas.......................................................             7
Virginia....................................................             2

MANAGEMENT

     Each of the Company's collision and repair centers has one manager and one assistant manager, who are responsible for day-to-day operating activities of their particular facility. Each individual facility manager reports to one of five district managers assigned to the manager's geographic location. Each district manager has supervisory responsibility for all of the Company's paint and collision centers in a designated geographic area. Each district manager reports to one of three Vice Presidents of Operations, who report to the President of the Company. Currently, three of the district managers also serve as Vice Presidents of Operations. The Company is in the process of conducting a search for a person who will be responsible for day-to-day management of the Company's production paint operations. The Company is taking this action to permit Mr. Wilbanks to devote a substantial portion of his time and effort to the Company's planned expansion into the full service collision repair market.

     The Company has established an extensive management training program, which is comprised of initial and continuing education. The Company conducts intensive three to four day training sessions for each new manager. All aspects of paint and collision center operations, including customer contact, sales and service, are covered in the Company's training program. All Company managers also participate in regional and Company-wide continuing training sessions two to three times each year. The Company is currently exploring the possibility of hiring a specialist to conduct in-house training for the Company on a full-time basis.

     The Company is in the process of implementing a centralized electronic management information system that will electronically connect all of the Company's paint and collision centers to the Company's corporate offices in Georgia. This system is expected to further improve the Company's operating performance by providing management with faster and more accurate information concerning inventories, sales and other localized information.

SUPPLIERS

     The Company purchases all of its paint products from The Sherwin-Williams Company and is one of the largest independent customers of Sherwin-Williams' automotive paint division. Most of the products and supplies used by the Company's paint and collision centers are centrally purchased by the corporate offices in Columbus, Georgia. The Company purchases supplies in bulk, and those supplies, except for paint products, are shipped to the Company's central warehouse in Georgia. The Company then ships products and supplies to each paint and collision center on an as-needed basis. Paint products are drop-shipped from the supplier to the paint and collision centers. Individual centers are responsible for purchasing parts and a minimum amount of supplies locally from established vendors. The Company has not encountered any major difficulty in obtaining adequate supplies of products used in rendering its paint and repair services and does not expect to encounter any such difficulty in the foreseeable future. Although fluctuations and shortages in energy markets may require an allocation method of distribution to purchasers, the Company believes that it will be able to maintain adequate inventories of paint and related products for use by its paint and collision centers. See "Risk Factors -- Dependence Upon Key Suppliers."

COMPETITION

     The vehicle painting industry in which the Company is engaged is highly competitive due primarily to the relative ease of entry into the industry. The Company competes not only with nationally and regionally-based companies engaged in production vehicle painting, but also with thousands of individual vehicle paint and body shops. The Company's competitors in the production vehicle paint industry include Fact-O-Bake, Inc., Econo Auto Painting, Inc., Maaco Enterprises, Inc. and Earl Sheib, Inc. The Company believes that the strict cost controls that the Company applies in opening and managing its centers allow the Company to offer comparable quality at lower prices than the Company's competitors that operate on a franchised basis. With respect to certain other of the Company's competitors that operate on a regional or national basis, the Company believes that it offers higher quality paint services at comparable prices. Although some independent paint and body shops may offer vehicle painting of a higher quality than that offered by the Company, the prices charged by such shops are generally substantially higher than those charged by the Company. The Company believes that it competes effectively in all of the markets in which it operates as a result of the state-of-the-art equipment utilized by the Company, the products and services offered by the Company, the Company's advertising and promotional programs, which the Company believes generate relatively high name recognition for the Company's paint and repair centers.

     The full service collision repair industry is highly fragmented and comprised primarily of independent operators of collision repair centers and a few franchised operators of collision repair centers, including Caliber Collision Center, Inc., ABRA Automotive Systems, Inc. and CARSTAR Automotive, Inc. The Company believes that it will be able to compete effectively with both franchised and independent operators of full service collision centers for the reasons that the Company competes effectively in the production paint industry. In particular, the Company believes that it will be able to offer comparable quality at lower prices by realizing economies of scale generated by operating on a volume basis and applying strict cost controls in acquiring and operating its centers. See "Business -- Competition."

MARKETING

     PRODUCTION PAINT OPERATIONS. The Company conducts all of its marketing activities internally from the Company's corporate offices in Columbus, Georgia. The Company believes that effective marketing and advertising has and will continue to determine the degree of success the Company experiences in its production paint operations. The Company focuses its promotional efforts on highlighting the prices offered by the Company for its paint services, as well as the quality of the services offered by the Company. The Company believes that the most effective advertising medium for marketing the Company's production paint services is television, which the Company supplements with a minimal amount of newspaper and direct mail advertising. The Company spends an average of 8% of gross revenues annually on its marketing efforts. The Company does not intend to use proceeds from the Offering to increase marketing expenditures for its production paint operations.

     The Company markets its production paint services primarily through a pattern of high frequency television advertising on network channels. The Company utilizes an advertising cycle that includes ten and thirty second television spots, which are run simultaneously for a four to six-week period in all of the markets in which the Company operates. The Company's television advertising spots highlight a series of specially-priced vehicle paint packages. During the periods between the Company's television promotional cycles, the Company utilizes a small amount of newspaper advertising to pre-market the next television advertising cycle. The Company also advertises its production paint services with a minimal amount of direct mail. The production vehicle painting industry is price driven and seasonal in nature. Accordingly, the Company's advertising highlights rolling season-based price offers for the Company's services.

     COLLISION REPAIR OPERATIONS. The full service collision repair market is directed primarily at a commercial market, such as insurance companies and automobile fleet and rental companies, unlike the production paint industry, which is directed primarily at retail customers. Accordingly, the Company will conduct only limited retail marketing of its full service collision division, utilizing primarily direct marketing aimed at that division's potential commercial customers. A portion of the net proceeds of the Offering will be used to fund the Company's marketing efforts with respect to its entrance into the full service collision repair market, particularly its efforts to establish relationships with certain commercial customers.

EMPLOYEES

     The Company employs approximately 500 persons, of which approximately 125 are sales, administrative, management or executive personnel and 375 are production personnel. The Company's managers and assistant managers are paid on a salary basis and participate in the Company's management incentive bonus program. Collision repair employees are paid on a commission basis, and all other employees are paid on an hourly basis ranging generally from $7.00 to $15.00 per hour depending upon skill level and job duties. The Company recruits management personnel for individual paint and collision centers from all of its major competitors, retired military personnel and promotion from within the Company. None of the Company's employees are represented by a labor union, and management believes that its employee relations are excellent.

PROPERTIES

     All of the Company's paint and collision centers are operated in leased facilities. The Company secures sites for new paint and collision centers by leasing either existing facilities or new facilities developed pursuant to build-to-suit agreements. The Company leases all of its facilities on a long-term basis. The average lease payment per facility is $3,000 per month, and the Company generally does not pay more than $4,500 per month to lease any of its facilities. Leases for the Company's facilities vary with respect to their terms, rental provisions, expiration dates and the existence of renewal options. The number of years remaining on leases for the Company's facilities (excluding unexercised options) range from less than a year to 24 years. All of the Company's leases have fixed rental payments with no additional rents based upon a facility's sales, and, except those with Mr. Wilbanks (see "Certain Relationships and Related Transactions"), do not include escalation clauses. The leases generally require the Company to pay all or a portion of the real estate taxes and insurance and maintenance expenses, except for major repairs, relating to the leased premises. Most of the Company's facilities are in stand alone sites and have adjacent parking facilities.

     Nine of the Company's facilities are leased from the Company's President, Mr. Wilbanks, at rates that the Company believes are at or below market based on rates for comparable facilities in the vicinity of the Company's facilities and rates paid by the Company to unrelated third parties for leasing the Company's other facilities. See "Certain Relationships and Related Transactions."

     The Company devotes a substantial amount of effort in its expansion review process to obtaining lease terms that satisfy the Company's financial operating model. The Company investigates many potential facilities for each new paint and collision center that the Company opens. Locating physical facilities that satisfy the Company's financial operating model historically has been one of the primary obstacles to the Company's effort to enter new geographic markets with its paint and repair centers. The Company is exploring various alternatives to enhance its ability to obtain favorable lease sites. One such alternative would involve an arrangement with a real estate investment trust to finance all of the Company's future facility needs on terms that satisfy the Company's financial operating model. Under this arrangement, the real estate investment trust would finance and construct build-to-suit facilities for the Company to lease in locations that satisfy the Company's financial operating model, enhancing the Company's ability to enter new geographic markets. The Company would retain the right to design and build its future facilities. No formal arrangement has been reached with the real estate investment trust at this time and no assurance can be given that the Company will be able to agree upon terms with the real estate investment trust.

     The Company leases its corporate offices, located at 506 45th Street, Suite A-2, Columbus, Georgia 31904. The facility has approximately 6,000 square feet of office and warehouse space. The Company warehouses paint products and other supplies at this location, which the Company supplies to its individual paint and collision centers on a regular basis.

     The Company believes that its facilities are in good operating condition.

GOVERNMENT REGULATIONS

     The Company is subject to increasing environmental regulations that affect the Company's operations and the demand for its services. The Company generates certain hazardous waste and substances in connection with conducting its paint and collision repair operations and, therefore, is subject to federal, state and local environmental regulations in many of the areas in which it operates. Of the 52 paint and collision centers currently operated by the Company, the Company has had Phase I environmental assessments conducted at only three of the facilities. The assessments at two of the facilities did not disclose any material environmental conditions that could subject the Company to liability. With respect to the third facility, in Irving, Texas, Phase I and Phase II assessments conducted at the Company's request disclosed an environmental condition that the Company believes will cost approximately $10,000 to remediate. Pursuant to the applicable lease agreement, however, the costs of such remediation are the responsibility of Mr. Wilbanks, who owns the property and leases it to the Company. Mr. Wilbanks intends to pay the environmental remediation costs associated with the Irving, Texas property.

     Except for the Phase I and Phase II assessments described above, the Company has not had environmental assessments conducted on the properties on which its facilities are situated. The Company is not, however, aware and has not been notified of any environmental conditions at its other facilities that would subject the Company to environmental remediation liability. In addition, the lease agreements between the Company and the lessors of all of the Company's facilities require the Company to pay remediation costs only for those environmental conditions created at such facilities by the Company. The lessors are responsible for remediation of all environmental conditions existing prior to the time that the Company leased such facilities. There can be no assurances, however, that such lessors would have the ability to fully fund any required remediation, in which case the Company could be subject to liability, or that the Company could prove that an environmental condition existing at a leased site was in existence prior to the time that the Company leased such site.

     The Company intends to conduct Phase I environmental assessments in connection with all future acquisitions of paint and collision and full service collision repair centers. Each of the Company's vehicle painting centers provides fresh air breathers in the center's paint areas, and each center contracts with certified hazardous disposal companies for the proper disposal of all hazardous waste materials produced by the center. Although the Company believes that it has been and is currently in substantial compliance with the applicable standards imposed pursuant to environmental and worker safety laws, there can be no assurance that in the future the Company will not be adversely affected by such requirements or incur materially increased operating costs in complying therewith. The Company believes that, on balance, these regulations favorably affect the Company, as it believes it is better able than its smaller competitors to comply with such regulations.

     The principal environmental legislation presently affecting the Company in a significant manner is described below. Also see "Risk Factors -- Compliance with Government Regulations; Environmental Hazards."

     RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 ("RCRA"). RCRA regulates the treatment, storage and disposal of hazardous and solid wastes. Under RCRA, liability and stringent management standards are imposed on a person who is a generator or transporter of a hazardous waste or an owner or operator of a waste treatment, storage or disposal facility. At some of its locations, the Company is subject to RCRA requirements as a small quantity generator, requiring the Company to comply with the storage and disposal requirements of RCRA.

     COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980 ("CERCLA"). CERCLA addresses cleanup of sites at which there has been or may be a release of hazardous substances into the environment. CERCLA assigns liability for costs of cleanup and for damage to natural resources (i) to any person who, currently or at the time of disposal of a hazardous substance, owned or operated any facility at which hazardous substances were deposited; (ii) to any person who by agreement or otherwise arranged for the disposal or treatment, or arranged with a transporter for transport for disposal or treatment of hazardous substances owned or possessed by such person; and (iii) to any person who accepted hazardous substances for transport to disposal or treatment facilities or sites selected by such person from which there is a release or threatened release of hazardous substances. The Company is not aware of any circumstances that could subject the Company to liability under CERCLA.

     CLEAN AIR ACT AND 1990 AMENDMENTS. The Clean Air Act requires compliance with national ambient air quality standards ("NAAQS") and empowers the EPA to establish and enforce limits on the emission of various pollutants from specific types of facilities. The Clean Air Act Amendments of 1990 (the "Amendments") modify the Clean Air Act in a number of significant areas. The Amendments, among other things, establish new programs and deadlines for achieving compliance with the NAAQS, establish controls for hazardous air pollutants, establish a new national permit program for all major sources of pollutants and create significant new penalties, both civil and criminal, for violations of the Clean Air Act. The Amendments specifically require a review of VOC emissions from commercial products (which includes emissions relating to the application of paint to vehicles). Pursuant to this review, the EPA has decided to develop a regulation controlling automotive refinishing coatings; a proposed rule is presently scheduled for 1996. The Company is subject to the Clean Air Act because it uses paint spraying equipment at its paint and collision centers.

     OTHER FEDERAL AND STATE ENVIRONMENTAL LAWS. The Company's operations are subject to regulation under, among others, the following federal laws: the Clean Water Act, the Safe Drinking Water Act, the Occupational Safety and Health Act and the Hazardous Materials Transportation Act. In addition, many states have other regulations and policies to cover more detailed aspects of hazardous materials management. To date, the impact of these regulations on the Company has not been material.

TRADE NAMES

     The Company has trademarked and currently does business under the name "Peach Auto Painting and Collision" and will continue to conduct its production paint operations under that name. The Company is not aware of any rights of or claims by third parties to its trademarked name. The Company intends to conduct its proposed full service collision repair operations under the name "Collins Collision."

LEGAL PROCEEDINGS

     In the ordinary course of its business, the Company is involved in legal proceedings from time to time. As of the date of this Prospectus, there are no material legal proceedings pending against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their respective ages and positions with the Company are set forth below:

NAME                          AGE                    POSITION
Lenward C. Wilbanks, Jr.        51      Chief Executive Officer, President
                                          and Director
Joseph W. Walters, Jr.          48      Chief Financial Officer, Treasurer
                                          and Secretary
Lisa W. Griffin                 32      Vice President of Purchasing,
                                          Director
Laura W. Rodier                 27      Vice President of Marketing,
                                          Director
Dallas R. Barbee                43      Vice President of Operations
Jeffrey W. Hudson               38      Vice President of Operations
Scott A. Alexander              40      Vice President of Operations

     LENWARD C. WILBANKS, JR. has acted as Chief Executive Officer and Chairman of the Company and the predecessor companies through which the Company's operations were conducted prior to the Formation Transactions. Prior to that, Mr. Wilbanks operated multiple production paint centers as a franchisee of Maaco Enterprises, Inc. He began operating Maaco franchises in 1977 and expanded to become the largest single operator of Maaco franchises. Mr. Wilbanks is employed by the Company pursuant to an employment agreement that expires December 31, 1999. Mr. Wilbanks is the father of Lisa W. Griffin and Laura W. Rodier.

     JOSEPH W. WALTERS, JR. has been Chief Financial Officer, Treasurer and Secretary of the Company since June 1996. Prior to that time, Mr. Walters served as Controller for Tom's Foods, Inc. from 1994 to 1996. From 1991 to 1994, he served as the Director of the Financial Services Division of Burnham Service Corporation. From 1985 to 1991, Mr. Walters was self-employed in a family owned retail building materials business. From 1981 to 1985, he served as Chief Financial Officer of The Jordan Company. From 1980 to 1981, Mr. Walters served as Director of Corporate Taxes for Pizza Hut, Inc. and, from 1974 to 1980, as Director of Corporate Taxes for Hardee's Food Systems, Inc. Mr. Walters is a certified public accountant. He is employed by the Company pursuant to an employment agreement that expires December 31, 1999.

     LISA W. GRIFFIN has served since December 1991 as Vice President of Purchasing and a Director of the Company and the predecessor companies through which the Company's operations were conducted prior to the Formation Transactions. Ms. Griffin has also served as President of several of the Company's predecessor companies. She is the daughter of Mr. Wilbanks and the sister of Laura W. Rodier.

     LAURA W. RODIER has served since September 1991 as Vice President of Marketing and a Director of the Company and the predecessor companies through which the Company's operations were conducted prior to the Formation Transactions. Ms. Rodier has also served as Secretary of several of the Company's predecessor companies. She is the daughter of Mr. Wilbanks and the sister of Lisa W. Griffin.

     DALLAS R. BARBEE has served since 1989 as a Regional Manager of the Company and the predecessor companies through which the Company's operations were conducted in the past. He was appointed Vice President of Operations in October 1996. Prior to joining the Company, Mr. Barbee served as a Regional Manager for Earl Sheib, Inc. from 1984 to 1989.

     JEFFREY W. HUDSON has served since 1991 as a Regional Manager of the Company and the predecessor companies through which the Company's operations were conducted in the past. He was appointed Vice President of Operations in October 1996. Prior to joining the Company, Mr. Hudson served as a District Manager for Econo Auto Painting from 1989 to 1991.


     SCOTT A. ALEXANDER has served since 1993 in various management capacities with the Company and the predecessor companies through which the Company's operations were conducted in the past. He was appointed a Regional Manager of the Company in April 1994 and was appointed Vice President of Operations in October 1996. From 1992 to 1993, Mr. Alexander owned and operated Southeast Auto Wholesale. From 1991 to 1992, he served as a buyer for World Rental Car Sales, and from 1987 to 1991, as Inventory Control Manager for Budget Car Sales.

     In 1981, Mr. Wilbanks was convicted of arson in connection with a business owned by him that was unrelated to the Company. Mr. Wilbanks was sentenced to six years of incarceration on the arson charge, for which he served approximately 11 months.



     Prior to completion of the Offering, the Company intends to name two additional persons, who will be unaffiliated with the Company, to the Board of Directors. One of those persons will be Donald B. Cameron. Mr. Cameron is 69 years old. He has extensive background in the automotive collision industry, having served in various capacities with Allstate Insurance Company and its affiliates from 1952 to 1991. During his term with Allstate, Mr. Cameron served as national Director of Auto Physical Damage Claims and President of Tech-Cor, Inc., a wholly owned subsidiary of Allstate that engaged in automotive collision research, trained Allstate's claims personnel and operated a large collision repair facility and five salvage disposal pools. In 1991 Mr. Cameron retired from Allstate and began serving as an automotive industry consultant. From 1993 to present, he has served as president of Dawson Truck Parts, a collision-related truck parts distributor. Mr. Cameron is a member of several collision industry related associations, including the American Insurance Association, the National Association of Independent Insurers and the Certified Automotive Parts Association.


     All Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Company has agreed that it will engage a designee of the Underwriter as an advisor to the Board of Directors for a two-year period following consummation of the Offering. Such advisor has the right to attend meetings of the Board, receive all communications sent by the Company to Board members and receive compensation and expense reimbursement equal to the entitlement of other non-officer Directors. In lieu of the Underwriter's right to designate an advisor, the Underwriter may, in its sole discretion, designate a person for election as a Director during such two-year period. The Company has agreed that it will use its best efforts to cause the election of such designee as a Director of the Company. The Underwriter has not designated any person to serve as an advisor or stand for election as a Director.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid during the Company's last fiscal year to the Company's Chief Executive Officer and to executive officers whose total compensation exceeded $100,000 in any of the last three completed fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION
                                                                     OTHER ANNUAL
NAME AND PRINCIPAL POSITION     YEAR      SALARY       BONUS       COMPENSATION (1)
LENWARD C. WILBANKS, JR.        1995     $ 39,000     $     --         $448,872
  (CHIEF EXECUTIVE OFFICER
  AND PRESIDENT)
LISA W. GRIFFIN                 1995       32,938           --          243,102
  (VICE PRESIDENT OF
  PURCHASING)
LAURA W. RODIER                 1995       32,938           --          243,102
  (VICE PRESIDENT OF
  MARKETING)

(1) Represents amounts distributed to such executives as stockholders of S corporations that were predecessors to the Company.

     The amounts received by the listed executive officers in 1995 and prior years is not indicative of the salaries expected to be paid in the future, since many of the predecessor entities operated as S corporations, which distributed a substantial portion of their available cash to the stockholders of such corporations.

COMPENSATION OF DIRECTORS

     The Company intends to pay its directors who are not officers of the Company fees for their services as directors. Each such director will receive a fee of $1,000 plus expenses for attendance in person at each meeting of the Board of Directors, and $500 for each telephonic meeting of the Board of Directors. Officers of the Company who are directors will not be paid any director fees.

EMPLOYMENT AGREEMENTS

     Prior to the closing of this Offering, Messrs. Wilbanks and Walters will enter into employment contracts with the Company, the terms of which will be three years. The contracts provide for base annual compensation and incentive compensation to be determined by the Board of Directors. The contracts include provisions restricting Messrs. Wilbanks and Walters from competing with the Company during employment and, except in certain circumstances, for a limited period of time after termination of employment. The employment contracts provide for certain severance payments in the event of disability or termination by the Company without cause.

1996 STOCK OPTION PLAN

     Prior to the Offering, the Board of Directors will adopt, and the stockholders will approve, the 1996 Stock Option Plan (the "Plan"). The Plan will be administered by the Board of Directors. Officers and certain other employees of the Company generally will be eligible to participate in the Plan. Non-employee directors of the Company are eligible to receive stock options under the Plan on a limited basis. See " -- Directors' Compensation" and " -- Executive Compensation."

     The Plan authorizes the issuance of up to 700,000 shares of Common Stock pursuant to the grant of (i) stock options that qualify as incentive stock options ("ISO") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) stock options that do not so qualify as ISOs ("NQSO"), (iii) phantom stock awards, (iv) stock appreciation rights and (v) restricted Common Stock (the "Restricted Stock") contingent upon the attainment of performance goals or subject to other restrictions.

     In connection with the grant of options under the Plan, the Board of Directors will determine the option exercise period and any vesting requirements. It is expected that the initial options granted under the Plan will have 10-year terms and will vest in four equal annual installments beginning on the second anniversary of the date of grant, subject to acceleration of vesting upon a change in control of the Company. Generally, options will terminate three months after the optionee's termination of employment with the Company. The Board of Directors may, however, provide that an option may be exercised over a longer period following termination of employment, but in no event beyond the expiration date of the option. Any shares of Common Stock subject to options that are forfeited pursuant to the vesting requirement established at the time of grant will again be available for grant under the Plan. The exercise price of options granted under the Plan may not be less than the fair market value of the Common Stock on the date of grant. Payment for shares of Common Stock granted under the Plan may be made either in cash, or, if permitted by the option agreement, by exchanging Common Stock having a fair market value equal to the option exercise price.

     An optionee will not be deemed to have received taxable income upon the grant or exercise of any ISO (except that the alternative minimum tax may apply upon exercise). Any gain realized upon a disposition of shares of Common Stock received pursuant to the exercise of an ISO will be taxed as a long-term capital gain, assuming the optionee holds the shares for at least two years after the date of grant and for at least one year after the date of exercise. Upon exercise of an NQSO, an optionee will be deemed to receive ordinary income in an amount equal to the difference between the exercise price and the fair market value of the underlying shares of Common Stock on the date of the exercise.

     Generally, neither a gain nor a loss will be recognized by the Company upon the grant or exercise of an ISO. Upon the exercise of an NQSO, the Company will be entitled to a deduction for the amount recognized as ordinary income by the optionee. If Common Stock acquired upon the exercise of an ISO is disposed of prior to satisfaction of the holding periods described above, generally the optionee will be deemed to have realized ordinary income, and the Company will be allowed to deduct the excess of the market value at the date of exercise over the option price. If an optionee pays the exercise price of any option by delivering shares of Common Stock, the exchange of shares generally will be treated as a non-taxable transaction (provided, in the case of an ISO, that the shares delivered in payment are not shares acquired upon exercise of an ISO that has not satisfied the holding period requirements discussed above).

     The Board of Directors will determine the service requirements and performance goals to which awards of restricted Common Stock will be subject. It is expected that the initial grant of Restricted Stock will vest in three equal annual installments beginning on the first anniversary of the date of grant if performance goals established at the time the Restricted Stock is awarded are satisfied and subject to acceleration of vesting upon a change of control of the Company. Restricted Stock that has not vested at the time of an employee's termination of employment with the Company will be forfeited, except where such termination occurs by reason of death or disability. Any Restricted Stock forfeited pursuant to the vesting provisions of the Plan will again be available for award under the Plan. Restricted Stock will be awarded at no cost to the employee, other than such minimal consideration as may be required, but the employee will have all other rights of a shareholder, including the right to vote and receive distributions with respect to the shares.

     An award of Restricted Stock will create no immediate tax consequences for the employee or the Company (unless the employee makes an election pursuant to Section 83(b) of the Code). The employee will, however, realize ordinary income when Restricted Stock becomes vested, in an amount equal to the fair market value of the Restricted Stock on the date of vesting less any consideration paid by the employee for such stock. If the employee makes an election pursuant to
Section 83(b) of the Code, the employee will recognize income at the time the shares of Restricted Stock are awarded (based upon the value of such shares at the time of award), rather than when the shares of Restricted Stock become vested. The Company will be allowed a business expense deduction for the amount of any taxable income recognized by the employee at the time such income is recognized (assuming the Company complies with applicable with-holding requirements).


     Options for 416,000 shares of Common Stock will be granted to key employees and officers in the amounts listed below as of the closing of the Offering, at an exercise price equal to the initial public offering price.


                     OPTION GRANTS IN FISCAL YEAR 1996 (1)


                                                                                                           POTENTIAL REALIZABLE
                                                      PERCENT OF                                             VALUE AT ASSUMED
                                                         TOTAL                                            ANNUAL RATES OF STOCK
                                                    OPTIONS GRANTED                                         PRICE APPRECIATION
                                       OPTIONS       TO EMPLOYEES      EXERCISE PRICE     EXPIRATION       FOR OPTION TERM (4)
NAME                                 GRANTED (1)    IN FISCAL YEAR     PER SHARE (2)       DATE (3)          5%          10%
Lenward C. Wilbanks, Jr.                60,000            15.3%            $ 8.00        December 2006    $781,869    $1,244,996
Joseph W. Walters, Jr.                  80,000            15.3               8.00        December 2006     781,869     1,244,996
Lisa W. Griffin                         20,000             5.1               8.00        December 2006     260,623       414,999
Laura W. Rodier                         20,000             5.1               8.00        December 2006     260,623       414,999
Wayne Lovering                          10,000             1.3               8.00        December 2006      65,156       103,750
Scott A. Alexander                      50,000            12.8               8.00        December 2006     651,558     1,037,497
Dallas R. Barbee                        20,000             5.1               8.00        December 2006     260,623       414,999
Jeffrey W. Hudson                       20,000             5.1               8.00        December 2006     260,623       414,999
Edward D. Griffin, Jr.                  20,000             5.1               8.00        December 2006     260,623       414,999
Jim Godsted                             20,000             5.1               8.00        December 2006     260,623       414,999
Wayne Bishop                            10,000             2.6               8.00        December 2006     130,312       207,499


(1) These options generally will vest in four equal installments on the second, third, fourth and fifth anniversaries of the date of grant.

(2) Based on the initial public offering price of $8.00 per share.

(3) The expiration date of the options will be ten years after the date of grant.

(4) These amounts have not been reduced by the $8.00 per share exercise price that each optionee will be required to pay to the Company in order to exercise the options.

Options to purchase an additional 86,000 shares of Common Stock at the initial public offering price will be granted to other employees of the Company on the closing of the Offering.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth information as of November 13, 1996 and, as adjusted, assumes the sale of all of the Common Stock offered pursuant to this Prospectus. The table also assumes, with respect to each individual stockholder, the exercise of all warrants or options held by any other stockholder. The table is based on information obtained from the persons named below with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the aggregate outstanding shares of Common Stock, (ii) each director, (iii) each executive officer, and (iv) all executive officers and directors as a group.

                                                                        PERCENTAGE OF
                                                                         OUTSTANDING
                                                                        COMMON STOCK
                                            NUMBER OF SHARES         BENEFICIALLY OWNED
                                            OF COMMON STOCK         PRIOR TO      AFTER
NAME OF BENEFICIAL OWNER                 BENEFICIALLY OWNED (1)     OFFERING     OFFERING

FIVE PERCENT STOCKHOLDERS
Lenward C. Wilbanks, Jr. (2)                    2,881,983             42.3%        34.6%
  5033 Donna Sue Drive
  Columbus, Georgia 31907
F. Yvonne Wilbanks (2)                            457,411              6.7          5.5
  5033 Donna Sue Drive
  Columbus, Georgia 31907
Lisa W. Griffin (2)                             1,158,751             17.0         13.9
  766 River Oaks Court
  Columbus, Georgia 31904
Laura W. Rodier (2)                             1,158,751             17.0         13.9
  675 Cedar Drive West
  Hamilton, Georgia 31811
Sheila W. Kaylor (2)                              344,375              5.1          4.1
  3133 Genito Road
  Powhaton, Virginia 23139


OTHER OFFICERS AND DIRECTORS
Dallas R. Barbee                                  105,398              1.6          1.3
  886 Smith Road
  Lexington, North Carolina 27292
Jeffrey W. Hudson                                  66,897              1.0           .8
  140 Wooford Road
  Taylors, South Carolina 29687
All Executive Officers and Directors            5,371,780             78.8         64.6
  as a group


(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that convertible securities, options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this Prospectus have been exercised.


(2) F. Yvonne Wilbanks is the wife of Lenward C. Wilbanks, Jr., Ms. Griffin and Ms. Rodier are the daughters of Mr. and Mrs. Wilbanks, and Sheila W. Kaylor is the sister of Mr. Wilbanks. These five individuals will own a combined 72.1% of the outstanding Common Stock after the Offering and, together with four other members of Mr. Wilbanks' family, a combined 76.8% of the outstanding Common Stock after the Offering. See "Risk Factors--Control By Existing Stockholders."


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In 1996, the Company obtained loans from Lenward C. Wilbanks, Jr., the President and Chief Executive Officer of the Company, his wife, F. Yvonne Wilbanks, and his sister, Sheila Wilbanks Kaylor, in the aggregate principal amount of $525,144 (the "Bridge Financing"). The Bridge Financing is evidenced by promissory notes, the principal balances of which accrue interest at the rate of 9.5% per annum. Interest is repayable monthly, and principal is due and payable on the earlier of (i) two years from the date of execution of the promissory notes, or (ii) the first day of the first month following the successful completion of an initial public offering of the Company's Common Stock yielding aggregate net proceeds to the Company of at least $10 million. A portion of the net proceeds of this Offering will be used to repay the Bridge Financing. The net cash proceeds from the Bridge Financing were used primarily for working capital purposes.

     Six of the Company's current stockholders made advances to the Company (the "Stockholder Advances") from time to time primarily to provide the Company with working capital. The aggregate principal amount of the Stockholder Advances outstanding as of the date of this Offering is approximately $1.4 million, and the stockholders who made such advances are Lenward C. Wilbanks, Jr., Lisa W. Wilbanks, Laura W. Wilbanks, Jeffrey W. Hudson, Dallas R. Barbee and Jan Barbee. The Stockholder Advances are payable on demand and do not accrue interest.

     Nine of the Company's paint and collision facilities are leased from Lenward C. Wilbanks, Jr. and his wife, Frances Yvonne Wilbanks. The terms of the leases range from 23 to 26 years, and each lease has a five-year renewal option. The current lease rates range from $2,250 per month to $4,000 per month, with average monthly rental of approximately $3,000. The leases contain escalation clauses, generally resulting in rental increases of approximately 7.5% after each three-year period. The leased facilities range in size from approximately 5,800 square feet to approximately 15,500 square feet. Each lease requires the Company to pay the real estate taxes and any other special assessments on the properties, to maintain insurance on the properties, and to incur the costs of routine repair and maintenance on the facilities. All facilities leased from Mr. and Mrs. Wilbanks are in good operating condition. The Company believes that the lease rates for the nine properties leased by the Company from Mr. and Mrs. Wilbanks are at market based upon lease rates for comparable facilities in the vicinity of the Company's facilities and rates paid by the Company to unrelated third parties for leasing the Company's other facilities.

     The Company believes that all related party transactions were on terms no less favorable than those that could be obtained with unaffiliated third parties. All future transactions will be on terms no less favorable than the Company could obtain upon negotiations with unaffiliated third parties in arms-length transactions.

                           DESCRIPTION OF SECURITIES

GENERAL

     Upon completion of the Offering, the Company will be authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of November 13, 1996, there were 6,818,812 shares of Common Stock outstanding and no preferred stock outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining that are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are (and the shares of Common Stock offered hereby, when issued in exchange for the consideration set forth in this Prospectus, will be) fully paid and nonassessable.

PREFERRED STOCK

     The Company may issue preferred stock from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board of Directors is required by the General Corporation Law of Delaware and the Company's Articles of Incorporation to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as are permitted by Delaware law. Such rights, powers, restrictions and limitations could include the right to receive specified distribution payments and payments on liquidation prior to any such payments being made to the holders of Common Stock. The Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of shares of Common Stock might believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding, and the Company has no present plans to issue any shares of preferred stock.

WARRANTS

     The Company has agreed to sell to the Underwriter, for nominal consideration, the Underwriter's Warrants to purchase 150,000 shares of Common Stock. The Underwriter's Warrants will be nonexercisable for one year after the date of this Prospectus. Thereafter, for a period of four years, the Underwriter's Warrants will be exercisable at an amount equal to 120% of the per share offering price of the Common Stock sold in this Offering. The Underwriter's Warrants are not transferable for a period of one year after the date of this Prospectus, except to officers and directors of the Underwriter. The Company has also granted certain demand and "piggyback" registration rights to the holders of the Underwriter's Warrants. See "Underwriting."

DIVIDENDS

     Although the Company has never declared or paid any dividends on its Common Stock, the Company's predecessor entities, many of which operated as S corporations, distributed a substantial portion of their available cash to stockholders to enable such stockholders to pay tax on their porportionate interests in the earnings of such entities. The future payment by the Company of dividends, if any, is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition, as well as other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain earnings for use in the Company's business operations.

TRANSFER AGENT


     The transfer agent for the Common Stock is Continental Stock Transfer and Trust Company in New York, New York.


REPORTS TO STOCKHOLDERS

     The Company intends to file an application with the Securities and Exchange Commission to register its Common Stock under the provisions of Section 12(g) of the Exchange Act prior to the date of this Prospectus and has agreed with the Underwriter that it will use its best efforts to continue to maintain such registration. Such registration will require the Company to comply with periodic reporting, proxy solicitation and certain other requirements of the Exchange Act.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder" unless the business combination is approved in a prescribed manner. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of a corporation's voting stock. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholders."

LIMITED LIABILITY AND INDEMNIFICATION

     The Certificate of Incorporation of the Company provides that, to the fullest extent permitted by applicable law, as amended from time to time, the Company will indemnify any person who was or is a party or is threatened to be made a party to an action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company or serves or served in such capacity with any other enterprise at the request of the Company. This indemnification includes the right to advancement of expenses when allowed pursuant to applicable law.

     In addition, the Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the director's fiduciary duty. By operation of law, however, the Certificate of Incorporation does not eliminate or limit the liability of a director for any of the following reasons: (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) a transaction from which the director derived an improper personal benefit, or (iv) an act or omission occurring before the effective date of the Certificate of Incorporation.

     The Company has entered into indemnification agreements with its directors (collectively, the "Indemnification Agreements"), which provide that the director is entitled to indemnification to the fullest extent permitted by applicable law. Such indemnification will cover all expenses, liabilities, judgments (including punitive and exemplary damages), penalties, fines (including excise taxes relating to employee benefit plans and civil penalties) and amounts paid in settlement that are incurred by or imposed upon the director if the director is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding of any kind, whether civil, criminal, administrative or investigative (including actions by or in the right of the Company and any preliminary inquiry or claim by any person or authority), by reason of the fact that the director is or was a director, officer, employee or agent of the Company or is or was serving at the Company's request as a director, officer, employee or agent of another corporation (including a subsidiary), partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof (collectively, the "Covered Matters").The Company's obligations under the Indemnification Agreements will continue as long as a director is subject to any actual or possible Covered Matter, notwithstanding termination of the director.

     Pursuant to the Indemnification Agreements, the directors are presumed to be entitled to indemnification and will receive such indemnification irrespective of whether the Covered Matter involves allegations of intentional misconduct, alleged violations of Section 16(b) of the Exchange Act, alleged violations of Section 10(b) of the Exchange Act (including Rule l0b-5 thereunder), breach of the director's fiduciary duties (including duties of loyalty or care) or any other claim.

     In addition, upon the director's request, the Company will promptly either advance expenses directly or reimburse the director for all expenses (including attorneys' fees, expert fees, other professional fees and court costs) incurred by the director in connection with a Covered Matter other than judgments, penalties, fines and settlement amounts.

     The Company will purchase and maintain directors and officers insurance as soon as the Board of Directors determines it is practicable, in amounts which they consider appropriate, insuring the directors against any liability arising out of a director's status as a director of the Company regardless of whether the Company has the power to indemnify the director against such liability under applicable law.

     In addition, the Indemnification Agreements provide that no action may be brought by or on behalf of the Company against the director or the director's heirs or personal representatives relating to the director's service as a director, after the expiration of one year from the date the director ceases (for any reason) to serve as a director of the Company, and any claim or cause of action of the Company will be extinguished and deemed released unless asserted by the filing of a legal action before the expiration of such period.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 8,318,812 shares of Common Stock outstanding, without giving effect to shares of Common Stock issuable upon exercise of (i) the Underwriter's Warrants, (ii) the Underwriter's Over-allotment Option, or (iii) options granted under the Plan. Subject to the contractual restrictions described below, of these 8,318,812 shares, the 1,500,000 shares of Common Stock offered hereby (1,725,000 shares if the Underwriter exercises the Over-allotment Option) will be freely tradeable without restriction or further registration under the Securities Act. The remaining 6,818,812 shares (the "Founders' Shares") are deemed to be "restricted securities," as that term is defined under Rule 144, because such shares were issued and sold by the Company in private transactions not involving a public offering and, as such, may only be sold pursuant to an effective registration under the Securities Act, in compliance with the exemption provisions of Rule 144, or pursuant to another exemption under the Securities Act. The Founders' Shares will not be eligible for resale under Rule 144 until November 1998, at which time such shares will still be subject to the resale limitations of Rule 144.

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated with an affiliate), who has owned restricted shares of Common Stock beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

     The beneficial owners of all shares of Common Stock outstanding immediately prior to the Offering have agreed with the Underwriter not to offer, sell, contract to sell or otherwise dispose of any of their shares for a period of 18 months after the date of this Prospectus, without the prior written consent of the Underwriter.

     Prior to this Offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that public sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability in the future to raise additional capital through the sale of its equity securities.

                                  UNDERWRITING

     The Company has agreed to sell, and the Underwriter has agreed to purchase from the Company, 1,500,000 shares of Common Stock. The underwriting agreement between the Company and the Underwriter (the "Underwriting Agreement") provides that the obligations of the Underwriter are subject to certain conditions precedent. The Underwriter is committed to purchase all of the securities offered hereby if any are purchased.

     The Underwriter has advised the Company that it proposes initially to offer the 1,500,000 shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and that it may allow to selected dealers who are members of the NASD concessions not in excess
of $          per share of Common Stock, of which not more than $          per
share of Common Stock may be re-allowed to certain other dealers.

     The Underwriting Agreement provides further that the Underwriter will receive a non-accountable expense allowance of 3% of the gross proceeds of the Offering, of which $50,000 has been paid by the Company to date. The Company has also agreed to pay all expenses in connection with qualifying the shares of Common Stock offered hereby for sale under the laws of such states as the Underwriter may designate, including expenses of counsel retained for such purpose by the Underwriter.

     Pursuant to the Underwriter's Over-allotment Option, which is exercisable for a period of 45 days after the closing of the Offering, the Underwriter may purchase up to an additional 15% of the total number of shares of Common Stock offered hereby, solely to cover over-allotments.

     The Company has agreed to sell to the Underwriter, for nominal consideration, the Underwriter's Warrants to purchase 150,000 shares of Common Stock. The Underwriter's Warrants will be nonexercisable for one year after the date of this Prospectus. Thereafter, for a period of four years, the Underwriter's Warrants will be exercisable at an amount 120% above the offering price of the Common Stock sold in this Offering. The Underwriter's Warrants are not transferable for a period of one year after the date of this Prospectus, except to officers of the Underwriter, members of the selling group and their officers and partners. The Company has also granted certain demand and "piggyback" registration rights to the holders of the Underwriter's Warrants.

     For the life of the Underwriter's Warrants, the holders thereof are given, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock with a resulting dilution in the interest of other stockholders. Further, such holders may be expected to exercise the Underwriter's Warrants at a time when the Company would in all likelihood be able to obtain equity capital on terms more favorable than those provided in the Underwriter's Warrants.

     The Company has agreed, for a period of 18 months after the date of this Prospectus, not to issue any shares of Common Stock or preferred stock, or any warrants, options or other rights to purchase Common Stock or preferred stock, without the prior written consent of the Underwriter, except for the issuance of Common Stock under the Company's 1996 Stock Option Plan. Notwithstanding the foregoing, the Company may issue shares of Common Stock upon exercise of any warrants outstanding on the date hereof or to be outstanding upon closing of the Offering as described herein. Subject to certain exceptions, all of the Company's existing stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of up to 18 months following the date of this Prospectus, without the prior written consent of the Underwriter.

     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against liabilities in connection with the Offering, including liabilities under the Securities Act.

     All Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Company has agreed that it will engage a designee of the Underwriter as an advisor to the Board of Directors for a two-year period following consummation of the Offering. Such advisor has the right to attend meetings of the Board, receive all communications sent by the Company to Board members and receive compensation and expense reimbursement equal to the entitlement of other non-officer Directors. In lieu of the Underwriter's right to designate an advisor, the Underwriter may, in its sole discretion, designate a person for election as a Director during such two-year period. The Company has agreed that it will use its best efforts to cause the election of such designee as a Director of the Company. The Underwriter has not designated any person to serve as an advisor or stand for election as a Director.

     The Underwriter intends to act as a market maker for the Common Stock after the closing of the Offering.

     The Company has agreed to retain the Underwriter as a consultant at an annual fee of $25,000 for two years commencing on the closing of the Offering. The entire fee is payable at the closing of the Offering. Pursuant to this agreement, the Underwriter will be obligated to provide general financial advisory services to the Company on an as-needed basis with respect to possible future financing or acquisitions by the Company and related matters. The agreement does not require the Underwriter to provide any minimum number of hours of consulting services to the Company.

     The initial public offering price of the shares of Common Stock has been determined by negotiation between the Company and the Underwriter and does not necessarily bear any direct relationship to the Company's assets, earnings, book value per share or other generally accepted criteria of value. Factors considered in determining the offering price of the shares of Common Stock included the business in which the Company is engaged, the Company's financial condition, an assessment of the Company's management, the general condition of the securities markets and the demand for similar securities of comparable companies.

     The Underwriter or members of the selling group may, at their option, charge a customary "ticket charge" to purchasers in the Offering. Any such charge will be disclosed on the customer's confirmation slip.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Smith Helms Mulliss & Moore, L.L.P., 2800 Two Hannover Square, Raleigh, North Carolina 27601. Schneck Weltman Hashmall & Mischel LLP, 1285 Avenue of the Americas, New York, New York 10019, has acted as counsel for the Underwriter in connection with this Offering.

                                    EXPERTS

     The combined financial statements of Peach Auto Painting & Collision at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus, filed as a part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this Offering, reference is made to the Registration Statement, including the exhibits filed therewith, which may be inspected without charge at the offices of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549; 1400 Citicorp Center, 500 West Madison, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Electronic registration statements made through the Electronic Data Gathering, Analysis, and Retrieval system are publicly available through the Commission's Web site at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and where the contract or other document has been filed as an exhibit to the Registration Statement, each statement is qualified in all respects by reference to the applicable document filed with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                        PEACH AUTO PAINTING & COLLISION

                         COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1995 AND 1994

                                    CONTENTS

                                                                                                                          PAGE

Report of Independent Auditors.........................................................................................     F-2

Audited Combined Financial Statements
Combined Balance Sheets................................................................................................     F-3
Combined Statements of Income..........................................................................................     F-5
Combined Statements of Shareholders' (Deficit) Equity..................................................................     F-6
Combined Statements of Cash Flows......................................................................................     F-7
Notes to Combined Financial Statements.................................................................................     F-8

                         REPORT OF INDEPENDENT AUDITORS

THE SHAREHOLDERS
PEACH AUTO PAINTING & COLLISION

     We have audited the accompanying combined balance sheets of Peach Auto Painting & Collision as of December 31, 1995 and 1994, and the related combined statements of income, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Peach Auto Painting & Collision as of December 31, 1995 and 1994, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                         ERNST & YOUNG LLP

Raleigh, North Carolina
June 4, 1996

                        PEACH AUTO PAINTING & COLLISION

                            COMBINED BALANCE SHEETS

                                                                                           DECEMBER 31,           SEPTEMBER 30,
                                                                                       1994           1995            1996
                                                                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................................................   $   229,691    $   333,319     $   618,564
  Accounts receivable............................................................       333,792        497,018         639,275
  Inventories....................................................................        60,722        129,972         147,672
  Advances to employees..........................................................       104,223         45,367          34,472
       TOTAL CURRENT ASSETS......................................................       728,428      1,005,676       1,439,983

PROPERTY AND EQUIPMENT:
  Buildings......................................................................       233,565        233,565         233,565
  Leasehold improvements.........................................................       135,585        248,683         254,090
  Furniture, machinery and equipment.............................................     2,181,027      2,843,221       3,204,816
                                                                                      2,550,177      3,325,469       3,692,471
  Less accumulated depreciation and amortization.................................      (867,362)    (1,252,882)     (1,554,044)
                                                                                      1,682,815      2,072,587       2,138,427
OTHER ASSETS.....................................................................        25,814         26,954          84,417
       TOTAL ASSETS..............................................................   $ 2,437,057    $ 3,105,217     $ 3,662,827

                        PEACH AUTO PAINTING & COLLISION

                            COMBINED BALANCE SHEETS

                                                                                            DECEMBER 31,          SEPTEMBER 30,
                                                                                         1994          1995           1996
                                                                                                                   (UNAUDITED)

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
  Cash overdraft...................................................................   $  364,534    $  397,278     $   442,119
  Trade accounts payable...........................................................       93,020       221,178         291,511
  Advances from shareholders.......................................................    1,381,261     1,411,358       1,404,058
  Accrued warranty expense.........................................................       50,000        70,000          80,000
  Accrued payroll and taxes........................................................      124,068       176,142         193,103
  Taxes payable....................................................................       39,483       167,306          54,590
  Notes payable to shareholders....................................................           --            --         475,144
  Current portion of long-term debt................................................       93,564       100,776         111,324
  Current portion of capital lease obligations.....................................      112,639       177,735         109,772
       TOTAL CURRENT LIABILITIES...................................................    2,258,569     2,721,773       3,161,621

LONG-TERM DEBT, less current portion...............................................      312,106       291,330         259,757

CAPITAL LEASE OBLIGATIONS, less current portion....................................      182,562       128,444         150,446

COMMITMENTS (Note 7)

SHAREHOLDERS' (DEFICIT) EQUITY.....................................................     (316,180)      (36,330)         91,003
       TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY........................   $2,437,057    $3,105,217     $ 3,662,827

                            See accompanying notes.

                        PEACH AUTO PAINTING & COLLISION

                         COMBINED STATEMENTS OF INCOME

                                                                                                         NINE MONTH
                                                             YEAR ENDED DECEMBER 31,             PERIOD ENDED SEPTEMBER 30,
                                                        1993          1994           1995           1995           1996
                                                                                                        (UNAUDITED)
Net sales.........................................   $8,974,938    $15,555,156    $22,926,132    $17,121,946    $19,493,442
Cost of sales.....................................    5,564,299      9,610,302     14,510,079     10,783,123     12,368,943
Gross profit......................................    3,410,639      5,944,854      8,416,053      6,338,823      7,124,499
Selling, general and administrative expenses......    2,887,129      5,336,804      6,863,632      4,981,730      6,438,647
Operating income..................................      523,510        608,050      1,552,421      1,357,093        685,852
Other income (expense):
  Interest expense................................      (41,873)       (40,759)       (29,218)       (15,670)        (9,970)
  Other income....................................          263          9,632         34,707         15,028         37,354
                                                        (41,610)       (31,127)         5,489           (642)        27,384
Income before income taxes........................      481,900        576,923      1,557,910      1,356,451        713,236
Income tax expense................................           --         39,428        121,186        116,516         76,520
Net income........................................   $  481,900    $   537,495    $ 1,436,724    $ 1,239,935    $   636,716
Pro forma -- unaudited
  Net income (Note 6).............................   $  289,140    $   346,154    $   934,746    $   813,871    $   427,942
  Net income per share............................   $     0.04    $      0.05    $      0.14    $      0.12    $      0.06
  Weighted average shares outstanding.............    6,818,812      6,818,812      6,818,812      6,818,812      6,818,812

                            See accompanying notes.

                        PEACH AUTO PAINTING & COLLISION

             COMBINED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

                                                                                                                  SHAREHOLDERS'
                                                                                                                    (DEFICIT)
                                                                                                                     EQUITY
BALANCE AT DECEMBER 31, 1992...................................................................................    $  (282,053)
Shareholders' distributions....................................................................................       (183,838)
Shareholders' contributions....................................................................................          1,500
Net income for 1993............................................................................................        481,900
BALANCE AT DECEMBER 31, 1993...................................................................................         17,509
Shareholders' distributions....................................................................................       (892,984)
Shareholders' contributions....................................................................................         21,800
Net income for 1994............................................................................................        537,495
BALANCE AT DECEMBER 31, 1994...................................................................................       (316,180)
Shareholders' distributions....................................................................................     (1,158,874)
Shareholders' contributions....................................................................................          2,000
Net income for 1995............................................................................................      1,436,724
BALANCE AT DECEMBER 31, 1995...................................................................................        (36,330)
Shareholders' distributions (unaudited)........................................................................       (509,383)
Net income for the period ended September 30, 1996 (unaudited).................................................        636,716
BALANCE AT SEPTEMBER 30, 1996 (unaudited)......................................................................    $    91,003

                            See accompanying notes.

                        PEACH AUTO PAINTING & COLLISION

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                                            NINE MONTH
                                                                                                      PERIOD ENDED SEPTEMBER
                                                                  YEAR ENDED DECEMBER 31,                      30,
                                                             1993          1994          1995           1995          1996
                                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net income.............................................   $  481,900    $  537,495    $ 1,436,724    $ 1,239,935    $ 636,716
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization........................      119,902       306,398        391,959        293,969      301,162
  Changes in operating assets and liabilities:
     Accounts receivable...............................       32,107      (100,135)      (163,226)       (72,492)    (142,257)
     Inventories.......................................        5,708       (41,293)       (25,749)       (44,045)     (17,700)
     Advances to employees.............................       (4,118)      (35,983)        15,355         24,348       10,895
     Advances from shareholders........................      718,211       399,938         30,097         14,350       (7,300)
     Cash overdraft....................................       (4,758)      302,008         32,744       (153,536)      44,841
     Accounts payable..................................     (125,387)     (104,385)       128,158        254,684       70,333
     Accrued expenses..................................       95,277        78,791         72,074         17,528       26,961
     Taxes payable.....................................      (29,048)       39,483        127,823        109,283     (112,716)
     Net cash provided by operating activities.........    1,289,794     1,382,317      2,045,959      1,684,024      810,935

INVESTING ACTIVITIES
Purchases of property and equipment....................     (614,647)     (801,723)      (630,768)      (452,823)    (367,002)
Net change in other assets.............................      116,134        (8,292)        (1,140)           (72)     (57,463)
     Net cash used in investing activities.............     (498,513)     (810,015)      (631,908)      (452,895)    (424,465)

FINANCING ACTIVITIES
  Proceeds from issuance of notes to
     shareholders......................................           --            --             --             --      475,144
  Proceeds from issuance of long-term debt.............       75,000       141,500         80,000         80,000           --
  Principal payments on long-term debt.................      (65,803)      (90,059)       (93,564)       (87,218)     (21,025)
  Principal payments on capital lease obligations......      (74,412)     (103,341)      (139,985)      (104,989)     (45,961)
  Contributions from shareholders......................        1,500        21,800          2,000          2,000           --
  Distributions to shareholders........................     (183,838)     (892,984)    (1,158,874)    (1,102,868)    (509,383)
     Net cash used in financing activities.............     (247,553)     (923,084)    (1,310,423)    (1,213,075)    (101,225)
  Increase (decrease) in cash and cash
     equivalents.......................................      543,728      (350,782)       103,628         18,054      285,245
  Cash and cash equivalents at beginning of year.......       36,745       580,473        229,691        229,691      333,319
  Cash and cash equivalents at end of year.............   $  580,473    $  229,691    $   333,319    $   247,745    $ 618,564
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the period for interest.............   $   15,670    $   40,759    $    29,218    $    15,670    $   9,970
  Cash paid during the period for income taxes.........   $       --    $   32,648    $    52,832    $     7,233    $ 217,670
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
  Certain capital lease obligations have been incurred by the Company in relation to agreements for equipment, furniture and fixtures. (See Note 4)


                            See accompanying notes.

                        PEACH AUTO PAINTING & COLLISION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. DESCRIPTION OF BUSINESS

     The combined financial statements consist of four C-corporations and twenty S-corporations. The operations of these corporations are comprised of forty-seven Peach Auto Painting and Collision shops and a single Peach Warehouse (collectively referred to as the "Company"). These entities are related through common ownership and management.

     The Company operates a chain of Company-operated auto paint centers throughout the southeastern United States which offer auto painting and light body and fender repair services primarily to the general consuming public and secondarily to commercial accounts.

     In 1996, the individual corporations entered into agreements to transfer all of their assets and liabilities to a single corporate entity, Peach Auto Painting and Collision, Inc., in connection with Peach Auto Painting and Collision, Inc.'s planned initial public offering of common stock. Peach Auto Painting and Collision, Inc. plans to authorize 20,000,000 shares of common stock, $.01 par value, in which 6,818,812 shares will be issued and outstanding upon completion of the merger of the existing corporations ("the merger") and prior to the planned initial public offering of common stock.

2. SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF COMBINATION

     The combined financial statements include the accounts of the entities described in Note 1, all of which are 96% beneficially owned by the same shareholder. All significant intercompany accounts and transactions have been eliminated in combination.

  CASH AND CASH EQUIVALENTS

     The Company considers highly liquid, short-term investments with a maturity of three months or less when purchased to be cash equivalents.

  INVENTORIES

     Inventories consist primarily of paint, auto parts and supplies and are stated at the lower of cost or market, using the specific identification method.

  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (7-31.5 years).


  OTHER ASSETS



     Other assets consist primarily of rent and utility deposits.


  INCOME TAXES

     Twenty of the existing corporations are subchapter S corporations for income tax purposes and, accordingly, any income tax liabilities are the responsibility of the individual shareholders of those corporations. The subchapter S corporation status of these corporations will terminate on consummation of the merger as described in Note 1. Four of the existing corporations are subchapter C corporations. Taxes for these corporations were provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (See Note 7).

  ADVERTISING COSTS

     Statement of Position 93-7 "Reporting on Advertising Costs" was implemented by the Company during the year ended December 31, 1995. The adoption of this statement did not have a material impact on the financial statements. The Company

                        PEACH AUTO PAINTING & COLLISION
expenses advertising costs as incurred. Total advertising expense was approximately $1,896,500, $1,220,700 and $631,100 for 1995, 1994 and 1993,
respectively.

  STOCK BASED COMPENSATION

     Prior to the planned initial public offering, the Board of Directors of Peach Auto Painting and Collision, Inc. plans to adopt the 1996 Stock Option Plan whereby up to 700,000 shares of Common Stock will be authorized for issuance under the plan. In the case of initial grants of non-qualified options, the exercise price will be fixed by the Board of Directors. The exercise price per share for all other grants will not be less than the fair market value of one share of Common Stock on the date of grant.

     The Company will account for stock options in accordance with APB Option No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation expense is recognized for stock or stock options issued at fair market value. For stock options granted at exercise prices below the deemed fair market value, APB No. 25 provides for recording deferred compensation expense for the difference between the exercise price of the shares and the deemed fair market value. The resulting deferred compensation expense is amortized ratably over the vesting period of the individual options.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), which provides an alternative to APB No. 25 in accounting for stock based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that account for stock based compensation arrangements under APB No. 25, SFAS 123 requires disclosure of the pro forma effect on net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied. The disclosure requirements are effective for fiscal years beginning after December 31, 1995, or upon initial adoption of the statement, if earlier. The Company plans to continue to account for stock based compensation arrangements under APB No. 25 and plans to adopt the pro forma disclosure requirements of SFAS 123 for the year ending December 31, 1996.

  ADVANCES FROM SHAREHOLDERS

     Advances from shareholders represent amounts advanced to the Company for working capital purposes. These advances are non-interest bearing; however, had interest been accrued at 9.5% (interest rate on shareholder bridge loan), interest expense on these advances would have been approximately $133,000, $112,000 and $70,000 for the years ended December 31, 1995, 1994 and 1993, respectively and $134,000 and $132,000 for the nine month periods ended September 30, 1996 and 1995, respectively.

  ACCRUED WARRANTY

     The Company provides an accrual for estimated future warranty costs. The estimate is derived based upon the relationship of actual historical warranty costs to historical sales.

  SALES AND ACCOUNTS RECEIVABLE

     The Company's primary source of revenue is the provision of auto painting and collision services for the consuming general public. The Company receives payment for these services in cash or by credit card. A secondary source of resources is provision of these same services to certain commercial accounts such as auto fleets and insurance companies. These sales are often made on account. Based on historical collection experience, the Company does not provide an allowance for doubtful accounts since bad debt expense has historically been immaterial.

     Due to its geographic diversity and lack of large credit customers, the Company had no significant concentrations of credit risk with individual customers at December 31, 1995.

                        PEACH AUTO PAINTING & COLLISION

  USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  EARNINGS PER SHARE

     Historical net income per share has not been presented as it is not deemed a meaningful presentation as a result of the capital structures of the various individual corporations prior to the merger. Pro forma unaudited earnings per share data and weighted average shares outstanding set forth in the statement of operations is presented as if the capital structure that will exist upon completion of the merger described in Note 1 (i.e. 6,818,812 shares of common stock issued and outstanding) had existed for all periods presented.

  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the FASB issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 during the fiscal year ending December 31, 1996, and based on current circumstances, does not believe the effect of adoption will be material.

  UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position of the Peach Auto Painting and Collision as of September 30, 1996 and the results of operations and cash flows for the nine month periods ended September 30, 1995 and 1996. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996. All interim financial data presented is unaudited.

3. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                                            DECEMBER 31,
                                                                                                          1995          1994
Note payable to bank, collateralized by deed of trust on real property with interest at 9%, due in
  monthly installments of $2,252 through September 2007.............................................    $ 195,536     $204,514
Unsecured note payable to a corporation bearing interest at 8%, due in monthly installments of
  $1,622 through April 2000.........................................................................       68,780           --
Note payable to a corporation collateralized by equipment and a personal guarantee by a shareholder
  of the Company with interest at 8%, due in monthly installments of $1,315 through October 1999....       51,947       63,083
Note payable to a corporation collateralized by equipment and a personal guarantee by a shareholder
  of the Company with interest at 7%, due in monthly installments of $3,088 through March 1997......       41,394       74,288
Other notes payable.................................................................................       34,449       63,785
                                                                                                          392,106      405,670
Less current portion................................................................................      100,776       93,564
                                                                                                        $ 291,330     $312,106

     The approximate carrying value of assets pledged as collateral for notes payable was $395,000 and $537,000 at December 31, 1995 and 1994, respectively.

                        PEACH AUTO PAINTING & COLLISION

     The following represents maturities of long-term debt by year:

1996................................................................................................    $ 100,776
1997................................................................................................       49,569
1998................................................................................................       42,772
1999................................................................................................       43,814
2000................................................................................................       18,859
Thereafter..........................................................................................      136,316
                                                                                                        $ 392,106

     The Company estimates that the fair value of notes payable approximates the carrying value based upon its effective current borrowing rate for debt for similar terms and remaining maturities. Disclosure about fair value of financial instruments is based upon information available to management as of December 31, 1995. Although management is not aware of any factors that would significantly affect the fair value of amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.

4. LEASES

     The Company primarily leases its shop facilities under cancelable and noncancelable operating leases expiring at various times through August 2020. Rent expense charged to operations during the years ended December 31, 1995, 1994 and 1993 was $1,340,426, $969,319 and $576,181, respectively. Nine of the
Company's paint and collision facilities are leased from the majority shareholder. The terms of the leases range from 23 to 26 years, and each lease has a five year renewal option. The leases contain escalation clauses and require the Company to pay the real estate taxes, insurance and any other special assessments on the properties. The Company believes that the lease rates for these nine properties are at market rates based upon lease rates for comparable facilities in the vicinity of the Company's facilities and rates paid by the Company to unrelated third parties for leasing the Company's other facilities. The Company paid $150,449, $71,579 and $9,235 to the majority shareholder for rent expense for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company leases certain machinery and equipment under capitalized lease agreements that expire at various times through November 1998. Furniture, machinery and equipment includes the following amounts for capital leases:

                                                                                    DECEMBER 31,
                                                                                  1995          1994

Furniture, machinery and equipment.........................................    $  807,995     $604,731
Less accumulated amortization..............................................      (268,092)    (172,023)
                                                                               $  539,903     $432,708

     Capital lease obligations of $150,963, $289,211 and $69,064 were incurred when the Company entered into leases for new machinery and equipment in 1995, 1994 and 1993, respectively.

     Amortization of capital leases is included in depreciation and amortization expense.

                        PEACH AUTO PAINTING & COLLISION

     Future minimum lease payments, by year and in the aggregate, under capital leases and operating leases with remaining terms of one year or more consisted of the following at December 31, 1995:


                                                                              CAPITAL      OPERATING
                                                                               LEASES       LEASES
1996.......................................................................   $185,881    $ 1,426,344
1997.......................................................................    131,998      1,351,859
1998.......................................................................     15,031      1,274,240
1999.......................................................................         --      1,301,121
2000.......................................................................         --      1,274,969
Thereafter.................................................................         --     10,370,992
                                                                               332,910    $16,999,525
Less amounts representing interest                                             (26,731)
Present value of future minimum lease payments                                $306,179


5. RELATED PARTY TRANSACTIONS

     As of December 31, 1995 advances from shareholders was $1,411,358, of which $786,747 was due to the majority shareholder of the Company. These advances represent verbal agreements with the Company and are payable on demand.

     The Company obtained bridge loan financing from shareholders totaling $475,144 in August 1996. Interest is payable monthly at 9.5%. The outstanding principle balance plus accrued unpaid interest is due the earlier of twenty-four months from the date of the note or one month following the successful completion of the Company's initial public offering. As of September 30, 1996, the unpaid balance on these notes was $475,144.

6. INCOME TAXES

     The components of income tax expense consist of the following:

                                                                                     NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                   1993        1994        1995            1996
                                                                                        (UNAUDITED)
Federal........................................   $    --    $ 30,630    $ 93,623         $59,303
State..........................................        --       8,798      27,563          17,217
Income tax expense.............................   $    --    $ 39,428    $121,186         $76,520

     At December 31, 1995, the Company had remaining unused net operating loss carryforwards of approximately $40,000 for income tax purposes that expire at various times through 2008. The Company has no material book/tax differences and thus no deferred tax assets/liabilities are recorded.

                        PEACH AUTO PAINTING & COLLISION

     The following table provides a reconciliation of income tax expense between the statutory U.S. federal income tax rate and the actual effective rate of the income tax expense.

                                                                                                            NINE MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                                           1993       1994       1995             1996
                                                                                                               (UNAUDITED)
Income tax expense at statutory rate..................................      34.0%      34.0%      34.0%            34.0%
State income taxes, net of federal income tax benefits................        --        4.7        4.7              4.7
Utilization of net operating loss carryforward........................        --       (9.5)     (16.6)            (6.6)
Effect of exclusion of S-Corporation's income tax expense.............     (34.0)     (22.4)     (14.3)           (21.4)
                                                                               0%       6.8%       7.8%            10.7%

     The following unaudited pro forma income tax information is presented in accordance with Statement of Financial Accounting Standard No. 109 (SFAS 109) as if the Company had been a C Corporation subject to federal and state income taxes throughout all periods presented.

                                                                                                             NINE MONTHS ENDED
                                                                            YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                                         1993        1994         1995             1996
Earnings before pro forma adjustments, per statement of income......   $481,900    $576,923    $1,557,910        $ 713,236
Pro forma statement:
  Provision for income taxes to increase tax expense to estimated
     effective rate of 40%..........................................    192,760     230,769       623,164          285,294
Pro forma net income................................................   $289,140    $346,154    $  934,746        $ 427,942

7. COMMITMENTS

     Prior to the closing of the Offering, Peach Auto Painting and Collision, Inc. will enter into employment contracts with two executive employees. The contracts provide for base annual compensation and incentive compensation to be determined by the Board of Directors.


     The Company has entered into lease agreements for six stores which will open during the first quarter of 1997. The total lease obligation for the six stores is approximately $2,771,195, which consists of lease terms ranging from 3 to 15 years.

NO UNDERWRITER, DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary...................................     1
Risk Factors.........................................     5
The Formation Transactions...........................     8
Use of Proceeds......................................     9
Dilution.............................................    10
Capitalization.......................................    11
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations..............................    12
Business.............................................    17
Management...........................................    26
Principal Stockholders...............................    30
Certain Relationships and Related Transactions.......    30
Description of Securities............................    31
Shares Eligible for Future Sale......................    33
Underwriting.........................................    34
Legal Matters........................................    35
Experts..............................................    35
Available Information................................    35
Index to Consolidated Financial Statements...........   F-1


UNTIL                   , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WITH RESPECT TO THEIR SOLICITATIONS TO PURCHASE THE SECURITIES OFFERED HEREBY.


                                   PEACH AUTO
                                  PAINTING AND
                                COLLISION, INC.
                              1,500,000 SHARES OF
                                  COMMON STOCK
                                   PROSPECTUS
                           RICKEL & ASSOCIATES, INC.

                                              , 1997

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the General Corporation Law of the state of Delaware ("Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Delaware Law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, Delaware Law does not permit indemnification of any action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Company's Certificate of Incorporation and Bylaws provide, under certain circumstances, for the indemnification of the Company's present or former directors, officers, employees, agents and persons who, at the request of the Company, are or were serving in a similar capacity for another corporation or entity. The Articles also allow the Board of Directors to purchase and maintain insurance on behalf of the Company's present or former directors, officers or persons who are or were serving at the request of the Company as a director or officer of another corporation or entity.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following statement sets forth the expenses payable in connection with this registration statement (estimated except for the registration fee), all of which will be borne by the Company:

Securities and Exchange Commission filing fee.............................................   $  4,182
Legal fees and expenses...................................................................   $135,000
Accountant's fees and expenses............................................................   $125,000
Printing expenses.........................................................................   $ 70,000
Miscellaneous.............................................................................   $ 50,000
       Total..............................................................................   $384,182

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     During the period commencing three years prior to the filing of this Registration Statement, three predecessor companies of the Company issued shares of common stock when they were incorporated. Such share issuances were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Giving effect to the conversion of shares in the Merger Transactions, these predecessor companies issued a total of 1,056,077 shares of common stock for total consideration of $183,219. No underwriters were used to place these shares. The following table sets forth details of the sales:

                                                      SECURITIES SOLD
                                                                               NUMBER OF                              SELLING
                                                                                SHARES                                PRICE
PREDECESSOR COMPANY NAME              DATE                 TITLE                  (1)       PERSONS TO WHOM ISSUED     CASH
Griffin Holding Company, Inc.       11/16/95   Common stock, $1.00 par value     1,000     Edward D. Griffin, Jr.     $1,000
Peach Auto Painting & Collision of
 Durham, Inc.                        2/20/95   Common stock, no par value          400     Lenward C. Wilbanks, Jr.      200
                                     2/20/95   Common stock, no par value          400     F. Yvonne Wilbanks            200
                                     2/20/95   Common stock, no par value          200     Dallas R. Barbee              100
Peach Auto Painting & Collision of
 Texas, Inc.                         3/31/95   Common stock, no par                 60     Lenward C. Wilbanks, Jr.      600
                                     3/31/95   Common stock, no par                 20     Laura W. Rodier               200
                                     3/31/95   Common stock, no par                 20     Lisa W. Griffin               200


PREDECESSOR COMPANY NAME            NON-CASH ASSETS
Griffin Holding Company, Inc.                 --
Peach Auto Painting & Collision of
 Durham, Inc.                                 --
                                              --
                                              --
Peach Auto Painting & Collision of
 Texas, Inc.                           $ 108,431
                                          36,144
                                          36,144

(1) Does not reflect conversion of shares in connection with the Merger Transactions. Giving effect to the Merger Transactions, the share issuances were as follows:


    COMPANY                                                                                   SHARES
    Griffin Holding Company, Inc...........................................................   273,735
    Peach Auto Painting & Collision of Durham, Inc.........................................   193,145
    Peach Auto Painting & Collision of Texas, Inc..........................................   517,009


ITEM 27. EXHIBITS.


EXHIBIT NO.                                                      DESCRIPTION
    1.1*      Form of Underwriting Agreement by and between the Company and Rickel & Associates, Inc.
    3.1*      Certificate of Incorporation of the Company.
    3.2*      Bylaws of the Company.
    4.1*      Form of Underwriter's Warrant to Purchase Common Stock by and between the Company and Rickel & Associates, Inc.
                relating to a warrant to purchase in the aggregate 150,000 shares of Common Stock.
    5.1*      Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding the legality of the Common Stock offered hereby.
   10.1*      Form of Agreement among certain stockholders indemnifying and holding the Company harmless against and from any and all claims relating to the allocation of Common Stock in connection with the Merger Transactions.
   10.2*      Form of Indemnification Agreement by and among the Company and each member of the Board of Directors of the
                Company.
   10.3*      Form of Employment Agreement by and between the Company and Mr. Lenward C. Wilbanks, Jr.
   10.4*      Form of Employment Agreement by and between the Company and Mr. Joseph W. Walters, Jr.
   10.5*      1996 Stock Option Plan
   10.6*      Form of Executive Supplemental Employment Agreement by and between the Company and Mr. Lenward C. Wilbanks, Jr.
   23.1*      Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 5.1 hereof).
   23.2*      Consent of Ernst & Young, L.L.P.
   24.1+      Power of Attorney (included on the signature page of this registration statement).



* Filed herewith.



+ Included in earlier filing of Registration Statement.


ITEM 28. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (A) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (C) (1) That it will, for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

     (2) That it will, for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial BONA FIDE offering of those securities.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Columbus, State of Georgia, on January 3, 1997.


                                         PEACH AUTO PAINTING AND COLLISION, INC.


                                         By: /s/   Lenward C. Wilbanks, Jr.
                                            LENWARD C. WILBANKS, JR., PRESIDENT



     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



                     (SIGNATURE)                                           (TITLE)                              (DATE)

        /s/          LENWARD C. WILBANKS, JR.           President, Chief Executive Officer, Director       January 3, 1997
               LENWARD C. WILBANKS, JR.

        /s/            JOSEPH W. WALTERS, JR.           Chief Financial Officer, Treasurer, Secretary      January 3, 1997
                JOSEPH W. WALTERS, JR.                    (Principal Accounting Officer)

          /s/                LISA W. GRIFFIN            Vice President of Purchasing, Director             January 3, 1997
                   LISA W. GRIFFIN

          /s/               LAURA W. RODIER             Vice President of Marketing, Director              January 3, 1997
                   LAURA W. RODIER

                               INDEX TO EXHIBITS


                                                                                          SEQUENTIAL
EXHIBIT NO.                                 DESCRIPTION                                    PAGE NO.
    1.1 *     Form of Underwriting Agreement by and between the Company and Rickel &
              Associates, Inc.
    3.1 *     Certificate of Incorporation of the Company.
    3.2 *     Bylaws of the Company.
    4.1 *     Form of Underwriter's Warrant to Purchase Common Stock by and between the Company and Rickel & Associates, Inc. relating to a warrant to purchase in the aggregate 150,000 shares of Common Stock.
    5.1 *     Opinion of Smith Helms Mulliss & Moore, L.L.P. regarding the legality of the Common Stock offered hereby.
   10.1 *     Form of Agreement among certain stockholders indemnifying and holding the Company harmless against and from any and all claims relating to the allocation of Common Stock in connection with the Merger Transactions.
   10.2 *     Form of Indemnification Agreement by and between the Company and each member of the Board of Directors of the Company.
   10.3 *     Form of Employment Agreement by and between the Company and Mr. Lenward
              C. Wilbanks, Jr.
   10.4 *     Form of Employment Agreement by and between the Company and Mr. Joseph
              W. Walters, Jr.
   10.5 *     1996 Stock Option Plan
   10.6 *     Form of Executive Supplemental Employment Agreement by and between the
              Company and Mr. Lenward C. Wilbanks, Jr.
   23.1 *     Consent of Smith Helms Mulliss & Moore, L.L.P. (included in Exhibit 5.1 hereof).
   23.2 *     Consent of Ernst & Young, L.L.P.
   24.1+      Power of Attorney (included on the signature page of this registration statement).



* Filed herewith.



+ Included in earlier filing of Registration Statement.